Annual report dated October 31, 2005 enclosed.

Schwab Equity Index Funds

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

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Save paper. Sign up for electronic delivery at **www.schwab.com/edelivery**.

charles **SCHWAB**

Give Your Portfolio a 5-Star Treatment.

Add the Schwab Hedged Equity Fund™ to your portfolio today.

The Schwab Hedged Equity Fund draws on Schwab's industry-recognized stock-evaluation methodology—Schwab Equity Ratings®. The Schwab Equity Ratings evaluate approximately 3,000 US-headquartered stocks, and based on their potential to outperform the market over the next 12 months, award each stock a rating, ranging from A (strongly outperform) to F (strongly underperform). Fund managers employ hedging techniques—holding long positions primarily in A- and B-rated stocks and taking limited short positions primarily in D- and F-rated stocks—to seek to minimize market volatility while enhancing long-term performance. It's a strategy that has delivered excellent returns since the fund's inception, outperforming the S&P 500 Index while incurring less market risk.[1]



Average Annual Total Return (% as of 9/30/05) **and Morningstar Rating** (as of 11/30/05)

Schwab Hedged Equity Fund Select Shares (SWHEX): 1 Year 18.82%, 3 Years 16.65%, Since Inception 14.40%
S&P 500® Index: 1 Year 12.25%, 3 Years 16.70%, Since Inception 11.96%

Since Inception 9/3/02

Morningstar Rating™
★★★★★
Overall/3-Year Rating[2]
Moderate Allocation Category
Out of 727 Funds

Performance data quoted is past performance and no guarantee of future results. Current performance may be higher or lower. Investment value will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please go to schwab.com for month-end performance figures. Morningstar gives ratings of four or five stars to the top 33% of all funds (of the 33%, 10% get five stars and 22.5% get four stars) based on their risk-adjusted returns. The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund's 3-, 5-, and 10-year (if applicable) Morningstar Rating™ metrics.

To place your order, call 1-877-340-1713 or visit www.schwab.com/hedgedequity

Investors should carefully consider information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-877-340-1713. Please read the prospectus carefully before investing.

The fund's long positions can decline in value at the same time the value of the short stock increases, thereby increasing the potential for loss. The potential loss associated with short positions is much greater than the original value of the securities sold. The use of borrowing and short sales may cause the fund to have higher expenses than those of equity funds that do not use such techniques.

Investor Shares, with an inception date of 2/28/05, are not yet eligible for a Morningstar rating. Investor Shares will experience a reduced rate of return since they have a higher expense ratio. The rankings presented reflect the waiver of all or a portion of the fund's fees. Without such waiver, the rankings would/may have been lower.

[1] The fund's beta is 0.49 as of 9/30/05. Beta is a measure of an investment's sensitivity to the market, with the S&P 500 Index as the most common proxy. The index is defined as having a beta of 1. Investment with a beta higher than 1 are expected to rise and fall more than the index, while those with a beta less than 1 are expected to rise and fall less.

[2] Morningstar proprietary ratings reflect historical risk-adjusted performance as of 11/30/05. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.) The top 10% of the funds in an investment category receive 5 stars, 22.5% receive 4 stars, 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star.

Schwab Equity Index Funds

Annual Report

October 31, 2005

Schwab S&P 500 Index Fund
(formerly Schwab S&P 500 Fund)

Schwab 1000 Index® Fund
(formerly Schwab 1000 Fund®)

Schwab Small-Cap
Index Fund®

Schwab Total Stock Market
Index Fund®

Schwab International
Index Fund®

charles SCHWAB

Five cost-efficient ways to tap into the power of the stock market for long-term growth potential.

In This Report

Management's Discussion **2**

Performance and Fund Facts

Schwab S&P 500 Index Fund **7**
Schwab 1000 Index® Fund **11**
Schwab Small-Cap Index Fund® **14**
Schwab Total Stock Market
Index Fund® **17**
Schwab International Index Fund® . . .**20**

Fund Expenses **23**

Financial Statements

Schwab S&P 500 Index Fund **25**
Schwab 1000 Index® Fund **34**
Schwab Small-Cap Index Fund® **43**
Schwab Total Stock Market
Index Fund® **51**
Schwab International Index Fund® . . .**60**

Financial Notes **68**

Investment Advisory
Agreement Approval **74**

Trustees and Officers **77**

Glossary **81**

Select Shares® are available on many Schwab Funds®

Schwab Funds offers Select Shares, a share class that carries lower expenses than Investor Shares™ in exchange for higher investment minimums on many of its funds. Select Shares are available for initial purchases of $50,000 or more of a single fund in a single account and for shareholders who add to their existing Investor Share position, bringing the value to or above $50,000. We encourage shareholders of Investor Shares to review their portfolio to see if they are eligible to exchange into Select Shares. If you believe you are eligible, you should contact Schwab to perform a tax-free interclass exchange into Select Shares. Instructions for performing a tax-free interclass exchange can also be referenced on the Schwab Funds website at **www.schwab.com/schwabfunds** under Schwab Funds Investor Information.

Fund investment adviser: Charles Schwab Investment Management, Inc. (CSIM).
Distributor and transfer agent: Charles Schwab & Co., Inc. (Schwab).

The industry/sector classification of the funds' portfolio holdings uses the Global Industry Classification Standard (GICS) which was developed by and is the exclusive property of Morgan Stanley Capital International Inc. and Standard & Poor's. GICS is a service mark of MSCI and S&P and has been licensed for use by Charles Schwab & Co., Inc.

From the Chairman



Charles Schwab
Chairman

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Performance data quoted represents past performance and does not indicate future results. Current performance may be lower or higher. Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost. Small-cap funds are subject to greater volatility than those in other asset categories.

Dear Shareholder,

I founded Schwab over thirty years ago to be a home for serious investors. That mission continues to guide us today as we constantly innovate on behalf of our clients. By continuing to provide the highest quality products and services—at a great price—we remain true to our heritage.

I take particular pride in the Schwab Funds. Founded over 15 years ago, they have now grown to include more than 50 funds with over $140 billion in assets as of this report date. With a variety of investment strategies, Schwab Funds provide a range of innovative investment choices that can serve as a foundation for your asset allocation plan. We've continued to expand our product offering over the past year, as Schwab Funds President Evelyn Dilsaver explains in more detail on the following page.

Schwab Funds is managed by Charles Schwab Investment Management, Inc., one of the largest mutual fund managers in the U.S. Our portfolio managers share a passion for market analysis and use some of the most sophisticated financial models available. I am proud of their depth of experience, which reflects an average tenure of more than 15 years in the investment industry. Furthermore, I am impressed with the commitment that our managers bring to the stewardship of the funds, for you, their shareholders.

This commitment and experience is evident in our funds' performance. I'm especially pleased to highlight the strong performance of the Schwab Small-Cap Equity Fund which ranked in the top 2% of its category for the one-year period ended October 31, 2005.[1]

In closing, I want to thank you for investing with us. We strive every day to warrant the trust you have placed in us; that will never change.

Sincerely,

Charles Schwab

---

[1] Source: Lipper Small Cap Core Funds. For the one-year period, rankings were: Select Shares #11 and Investor Shares #12 out of 604 funds. Numbers assume reinvestment of dividends and capital gains over each time period. Lipper, Inc. rankings are based on average total returns not including sales charges.

Management's Discussion for the year ended October 31, 2005



Evelyn Dilsaver is President and CEO of Charles Schwab Investment Management, Inc. and is president of each of the funds covered in this report. She joined the firm in 1992 and has held a variety of executive positions at Schwab.

Dear Shareholder,

I'm pleased to bring you the annual report for the Schwab Equity Index Funds for the one-year period ended October 31, 2005.

With their market-tracking performance, broad diversification and lower costs, index funds can complement a portfolio of actively managed funds. For example, the Schwab 1000 Index Fund includes the stocks of the largest 1,000 publicly traded companies in the United States. This fund has delivered solid results and is a tax-efficient investment that can serve as the core stock portion of an asset allocation strategy.

We continue to develop and manage Schwab Funds to help you achieve your goals and to provide an uncomplicated way to build a well-diversified portfolio. In terms of development, Schwab Funds launched seven new funds in 2005. Among the new funds is the Schwab Large-Cap Growth Fund, which commenced operations on October 3, 2005. This fund seeks capital appreciation by selecting companies with market capitalizations greater than $5 billion and is actively managed by a team of investment professionals that understands how a disciplined investment strategy can help achieve competitive returns.

I speak for all of Schwab Funds when I say we want Schwab to be the place where investors can find useful, quality financial products and services to help them succeed.

Thank you for investing in Schwab Funds.

Sincerely,

Evelyn Dilsaver

Investors should consider carefully information contained in the prospectus, including investment objectives, risks, charges and expenses. You can request a prospectus by calling Schwab at 1-800-435-4000. Please read the prospectus carefully before investing.

Investment value will fluctuate, and shares, when redeemed, may be worth more or less than original cost.



Jeffrey Mortimer, CFA, senior vice president and chief investment officer, equities, of the investment adviser, is responsible for the overall management of the funds. Prior to joining the firm in October 1997, he worked for more than eight years in asset management.



Larry Mano, vice president and senior portfolio manager of the investment adviser, is responsible for the day-to-day management of the Schwab Total Stock Market Index Fund and co-management of the remaining funds. Prior to joining the firm in 1998, he worked for 20 years in equity management.

The Investment Environment and the Funds

Despite a turbulent year in the news, the markets remained in a steady growth mode and ended the one-year report period with positive results. Oil prices hit all-time highs and the Federal Reserve continued to raise short-term interest rates to curb inflationary pressures, raising the Fed Funds Target eight consecutive times in the one-year report period. The moves had a limited impact on overall economic growth, due primarily to the record-low level of interest rates from which the increases began.

Despite concerns of high energy prices, which remained a significant headwind for economic performance throughout the period, corporate earnings remained strong throughout the year. Additionally, with the unemployment rate hovering around 5% and GDP growth around 3.6%, job and income growth remained positive and investors remained optimistic. Productivity gains and more restrictive monetary policy kept a lid on core inflation. The productivity gains, coupled with foreign investors buying large amounts of U.S. government securities, helped contain increases in long-term interest rates. These conditions caused the dollar to rally, which took pressure off the price of imported goods.

The big news for the past few months was the impact of Hurricanes Katrina and Rita. The devastation caused by these storms was particularly heavy with respect to the energy infrastructure in the South. Oil prices rose sharply in the aftermath of the hurricanes, with crude oil peaking above $71 per barrel in early September. However, a quick action by the federal government to release Strategic Petroleum Reserves and soften oil demand led to a subsequent decline off that peak. While the full economic effect of the hurricanes was unknown at the end of the report period, the damage appears to be limited to the regions in the hurricanes' path and to the energy infrastructures in the area.

Another significant event that occurred during the report period was the appointment of Ben Bernanke to succeed Alan Greenspan as Chairman of the Federal Reserve Board. Although he has not yet been confirmed into office, Bernanke's experience on the Federal Open Market Committee and his expertise in monetary economics has eased the concerns of the markets and caused investors to expect a smooth transition.

Source of Sector Classification: S&P and MSCI.



Tom Brown, an associate portfolio manager of the investment adviser, is responsible for day-to-day co-management of the funds except for the Schwab Total Stock Market Index Fund. He joined Schwab in 1995, became a trader in 1999, and was named to his current position in 2004.

Despite tragic hurricanes, rising interest rates, and soaring energy prices, the funds and their respective benchmarks held up well. The S&P 500 Index[1] posted gains of 8.72% for the one-year period ending on October 31, 2005 while the Russell 2000 Index also displayed a positive return of 12.08%. As improving fundamentals and attractive valuations have strengthened investor interest in emerging markets, the MSCI EAFE (Morgan Stanley Capital International, Inc. Europe, Australasia, and Far East) Index also had an impressive return of 18.09% for the one-year report period.

Although bonds did not fare nearly as well as equities this period, performance was still positive, up by 1.13%, as measured by the Lehman Brothers U.S. Aggregate Bond Index. This differential is not unusual, given that we were in the midst of an economic recovery during the period. When the economy is strong and job growth is robust, investors expect to see inflation, which generally leads to higher interest rates and ultimately brings down prices for bonds. In summary, the markets have seen quite a few events with the potential to diminish investor confidence, but as of the end of the period, significant negative impacts had not materialized.

Asset Class Performance Comparison % returns during the report period

This graph compares the performance of various asset classes during the report period. Final performance figures for the period are in the key below.

- ■ 8.72% **S&P 500® Index:** measures U.S. large-cap stocks
- ■ 12.08% **Russell 2000® Index:** measures U.S. small-cap stocks
- ■ 18.09% **MSCI-EAFE® Index:** measures (in U.S. dollars) large-cap stocks in Europe, Australasia and the Far East
- □ 1.13% **Lehman Brothers U.S. Aggregate Bond Index:** measures the U.S. bond market



These figures assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged and you cannot invest in them directly. Remember that past performance is not an indication of future results. Data source: Charles Schwab & Co., Inc.
Source of Sector Classification: S&P and MSCI.
[1] Standard & Poor's®, S&P®, S&P 500®, Standard & Poor's 500® and 500® are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in the fund.

Performance at a Glance

Total return for the 12 months ended 10/31/05

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Schwab S&P 500 Index Fund
Investor Shares **8.44%**
Select Shares® **8.66%**
e.Shares® **8.58%**
Benchmark **8.72%**

Performance Details . . . . pages 7-9

Schwab 1000 Index® Fund
Investor Shares **10.04%**
Select Shares **10.21%**
Benchmark **10.28%**

Performance Details . . . . . pages 11-12

Schwab Small-Cap Index Fund®
Investor Shares **12.66%**
Select Shares **12.86%**
Benchmark **12.85%**

Performance Details . . . . . pages 14-15

Schwab Total Stock Market Index Fund®
Investor Shares **10.45%**
Select Shares **10.63%**
Benchmark **10.77%**

Performance Details . . . . . pages 17-18

Schwab International Index Fund®
Investor Shares **17.30%**
Select Shares **17.56%**
Benchmark **17.77%**

Performance Details . . . . . pages 20-21

The funds in this report are index funds and share the same basic investment strategy: They are designed to track the performance of a stock market index. Each fund tracks a different index. Bear in mind that indices are unmanaged and cannot be invested in directly. Also, unlike an index, the fund's return includes the impact of operating expenses.

The Schwab S&P 500 Index Fund was up 8.44% for the report period, closely tracking its benchmark, the S&P 500 Index, which was up 8.72%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Most of the fund's appreciation occurred during the second and third quarter of 2005. With the price of crude oil appreciating during the period, energy-related stocks were the overall top performers in the fund. Within the Schwab S&P 500 Index Fund, the best performing sectors were Utilities and Energy. On the downside, Telecommunication Services and Consumer Discretionary were the worst performing sectors and detracted from overall performance. Some of the top performing companies within the fund were Altria Group, Inc. and Exxon Mobil Corp.

The Schwab 1000 Index Fund was up 10.04% for the report period, closely tracking its benchmark, the Schwab 1000 Index, which was up 10.28%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Leading contributors to the fund's performance included the Utilities and Energy sectors. Health Care also played an active role in the total returns for the period. The top performing stocks in the fund were Altria Group, Inc., Exxon Mobile Corp., and Google, Inc. Conversely, although the weakest performing industry group was Automobiles and Components, the fund's performance was not heavily impacted, due to relatively light exposure to this sector. Fannie Mae and Pfizer, Inc. were some of the worst performers of the portfolio.

The Schwab Small-Cap Index Fund returned 12.66% for the period, closely tracking its benchmark, the Schwab Small-Cap Index, which was up 12.85%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Two of the leading contributors to total returns were the Energy and Industrials sectors. The top

Source of Sector Classification: S&P and MSCI. All fund and index figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.
Expenses may be partially absorbed by CSIM and Schwab. Without these reductions, the funds' total returns would have been lower. Performance does not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemption of fund shares.
Small-company stocks are subject to greater volatility than other asset categories. Foreign securities can involve risks such as political and economic instability and currency risk.

performing industry within the fund was Energy, due to the appreciation of oil prices during the wake of the hurricanes. Insurance and Capital Goods were other industries that performed well throughout the reporting period. Some of the top performing stocks within the portfolio were Covanta Holding Corporation and Marine Products Corporation.

The Schwab Total Stock Market Index Fund returned 10.45% for the period, closely tracking its benchmark, the Dow Jones Wilshire 5000 Composite Index[1], which was up 10.77%. Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Some of the top performing sectors for the fund were Utilities, Energy, and Health Care. Stocks that performed well within the portfolio were Altria Group, Inc. and Exxon Mobil Corp. In contrast, Consumer Discretionary and Telecommunication Services continued to struggle during the period. Pfizer, Inc. and Wal-Mart Stores, Inc. were among the stocks which detracted from returns.

The Schwab International Index Fund was up 17.30% for the period, closely tracking its benchmark, the Schwab International Index, which was up 17.77% Bear in mind that the fund's return, unlike the index, includes the impact of operating expenses. Within the fund, Australia and Switzerland were the best performing countries, while Singapore and Italy were the underperformers and contributed the least to total returns. The top industries within the fund were Energy, Utilities, and Health Care Equipment and Services. Similar to the United States, Automobiles and Components was the weakest performing industry within the fund.

[1] Dow Jones", "Wilshire", "The DJW 5000SM", "The Dow Jones Wilshire 5000SM" and "The Dow Jones Wilshire 5000 Composite IndexSM" are service marks of Dow Jones & Company, Inc. and Wilshire Associates Incorporated. The Schwab Total Stock Market Index Fund, based on The Dow Jones Wilshire 5000 Composite IndexSM, is not sponsored, endorsed, sold or promoted by Dow Jones or Wilshire; and, neither Dow Jones nor Wilshire makes any representation regarding the advisability of investing in such a product.

Nothing in this report represents a recommendation of a security by the investment adviser. Manager views and portfolio holdings may have changed since the report date.

Schwab S&P 500 Index Fund

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- Fund: **Investor Shares**   Ticker Symbol: SWPIX
- Benchmark: **S&P 500® Index**
- Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	8.18%	7.38%	-2.36%	-2.22%	7.62%	n/a
Post-Liquidation (shares were sold)	5.82%	5.25%	-1.88%	-1.62%	6.84%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- $20,737 **Investor Shares**
- $21,473 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWPPX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



1 Year			5 Years			Since Inception: 5/19/97		
8.66%	8.72%	9.53%	-1.85%	-1.73%	-1.41%	5.92%	6.09%	5.50%

Total Returns After Tax	1 Year		5 Years		Since Inception	
Pre-Liquidation (still own shares)	8.38%	7.38%	-2.23%	-2.22%	5.52%	n/a
Post-Liquidation (shares were sold)	5.99%	5.25%	-1.75%	-1.62%	4.94%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $81,295 **Select Shares**
■ $82,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

e.Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1,2]

This bar chart compares pre-tax performance of the fund's e.Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **e.Shares**   Ticker Symbol: SWPEX
■ Benchmark: **S&P 500® Index**
■ Fund Category: **Morningstar Large-Cap Blend**



1 Year			5 Years			Since Inception: 5/1/96		
8.58%	8.72%	9.53%	-1.94%	-1.73%	-1.41%	8.07%	8.37%	6.95%

Total Returns After Tax	1 Year ■	■	5 Years ■	■	Since Inception ■	■
Pre-Liquidation (still own shares)	8.31%	7.38%	-2.30%	-2.22%	7.69%	n/a
Post-Liquidation (shares were sold)	5.93%	5.25%	-1.82%	-1.62%	6.91%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's e.Shares, compared with a similar investment in its benchmark.

■ $20,916 **e.Shares**
■ $21,473 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab S&P 500 Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]


Investment Style
Value
Blend
Growth
Large
Medium
Small
Market Cap

Statistics

Number of Holdings	501
Weighted Average Market Cap ($ x 1,000,000)	$88,354
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	4%
Minimum Initial Investment[2]	
Investor Shares ($1,000 for retirement, education and custodial accounts)	$2,500
Select Shares	$50,000
e.Shares ($500 for retirement, education and custodial accounts)	$1,000

Top Holdings[3]

Security	% of Net Assets
❶ General Electric Co.	3.3%
❷ Exxon Mobil Corp.	3.3%
❸ Microsoft Corp.	2.2%
❹ Citigroup, Inc.	2.2%
❺ Procter & Gamble Co.	1.7%
❻ Johnson & Johnson	1.7%
❼ Bank of America Corp.	1.6%
❽ American International Group, Inc.	1.6%
❾ Pfizer, Inc.	1.5%
❿ Altria Group, Inc.	1.4%
Total	**20.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.


21.1% Financials
15.2% Information Technology
13.2% Health Care
11.2% Industrials
10.6% Consumer Discretionary
9.8% Consumer Staples
9.5% Energy
3.4% Utilities
3.1% Telecommunication Services
2.9% Materials

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab 1000 Index® Fund

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Investor Shares**   Ticker Symbol: SNXFX
■ Benchmark: **Schwab 1000 Index®**
■ Fund Category: **Morningstar Large-Cap Blend**



	1 Year		5 Years		10 Years	
Total Returns After Tax	■	■	■	■	■	■
Pre-Liquidation (still own shares)	9.81%	7.38%	-1.68%	-2.22%	8.83%	6.61%
Post-Liquidation (shares were sold)	6.81%	5.25%	-1.33%	-1.62%	7.96%	6.36%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

■ $24,150 **Investor Shares**
■ $24,963 **Schwab 1000 Index®**
□ $24,425 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Select Shares**   Ticker Symbol: SNXSX
- ■ Benchmark: **Schwab 1000 Index®**
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	Since Inception ■	Since Inception ■
Pre-Liquidation (still own shares)	9.96%	7.38%	-1.59%	-2.22%	6.16%	n/a
Post-Liquidation (shares were sold)	6.95%	5.25%	-1.24%	-1.62%	5.49%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $85,205 **Select Shares**
- ■ $86,587 **Schwab 1000 Index®**
- □ $82,399 **S&P 500® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab 1000 Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	986
Weighted Average Market Cap ($ x 1,000,000)	$78,614
Price/Earnings Ratio (P/E)	18.8
Price/Book Ratio (P/B)	2.8
Portfolio Turnover Rate	6%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.7%
❷ General Electric Co.	2.7%
❸ Microsoft Corp.	2.1%
❹ Citigroup, Inc.	1.8%
❺ Wal-Mart Stores, Inc.	1.5%
❻ Procter & Gamble Co.	1.5%
❼ Johnson & Johnson	1.4%
❽ Bank of America Corp.	1.3%
❾ American International Group, Inc.	1.3%
❿ Pfizer, Inc.	1.2%
Total	**17.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.9% **Financials**
- 15.2% **Information Technology**
- 12.8% **Health Care**
- 12.1% **Consumer Discretionary**
- 10.0% **Industrials**
- 9.8% **Consumer Staples**
- 9.0% **Energy**
- 3.4% **Utilities**
- 2.9% **Materials**
- 2.8% **Telecommunication Services**
- 0.1% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Small-Cap Index Fund®

Investor Shares Performance as of 10/31/05

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**   Ticker Symbol: SWSMX
- ■ Benchmark: **Schwab Small-Cap Index®**
- ■ Fund Category: **Morningstar Small-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	10 Years ■	10 Years ■
Pre-Liquidation (still own shares)	12.56%	10.95%	4.02%	8.39%	8.76%	9.88%
Post-Liquidation (shares were sold)	8.36%	8.84%	3.77%	7.76%	8.03%	9.49%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- ■ $24,830 **Investor Shares**
- ■ $27,069 **Schwab Small-Cap Index®**
- □ $24,854 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWSSX
■ Benchmark: **Schwab Small-Cap Index**®
■ Fund Category: **Morningstar Small-Cap Blend**



	1 Year		5 Years		Since Inception	
	■	■	■	■	■	■
Total Returns After Tax						
Pre-Liquidation (still own shares)	12.73%	10.95%	4.13%	8.39%	7.72%	n/a
Post-Liquidation (shares were sold)	8.52%	8.84%	3.88%	7.76%	7.07%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $100,425 **Select Shares**
■ $104,935 **Schwab Small-Cap Index**®
□ $ 98,073 **Russell 2000® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	1,027
Weighted Average Market Cap ($ x 1,000,000)	$1,310
Price/Earnings Ratio (P/E)	28.3
Price/Book Ratio (P/B)	2.3
Portfolio Turnover Rate	40%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ **Vintage Petroleum, Inc.**	0.3%
❷ **Cimarex Energy Co.**	0.3%
❸ **Cerner Corp.**	0.3%
❹ **Todco,** Class A	0.3%
❺ **Intuitive Surgical, Inc.**	0.3%
❻ **Protein Design Labs, Inc.**	0.3%
❼ **Gamestop Corp.,** Class A	0.2%
❽ **Range Resources Corp.**	0.2%
❾ **Adtran, Inc.**	0.2%
❿ **Salesforce.com, Inc.**	0.2%
Total	**2.6%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.8% **Financials**
- 16.8% **Information Technology**
- 16.1% **Consumer Discretionary**
- 14.0% **Industrials**
- 11.4% **Health Care**
- 7.7% **Energy**
- 4.5% **Materials**
- 2.9% **Utilities**
- 2.7% **Consumer Staples**
- 1.2% **Telecommunication Services**
- 0.9% **Other**

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab Total Stock Market Index Fund®

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- ■ Fund: **Investor Shares**   Ticker Symbol: SWTIX
- ■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**℠
- ■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ■	5 Years ■	5 Years ■	10 Years ■	10 Years ■
Pre-Liquidation (still own shares)	10.25%	7.38%	-0.87%	-2.22%	1.19%	n/a
Post-Liquidation (shares were sold)	7.05%	5.25%	-0.65%	-1.62%	1.09%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance since inception of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark.

- ■ $10,963 **Investor Shares**
- ■ $11,042 **Dow Jones Wilshire 5000 Composite Index**℠



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares** Ticker Symbol: SWTSX
■ Benchmark: **Dow Jones Wilshire 5000 Composite Index**[SM]
■ Fund Category: **Morningstar Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
	■	■	■	■	■	■
Pre-Liquidation (still own shares)	10.40%	7.38%	-0.75%	-2.22%	1.31%	n/a
Post-Liquidation (shares were sold)	7.20%	5.25%	-0.54%	-1.62%	1.20%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark.

■ $55,345 **Select Shares**
■ $55,211 **Dow Jones Wilshire 5000 Composite Index**[SM]



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab Total Stock Market Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Statistics

Number of Holdings	2,782
Weighted Average Market Cap ($ x 1,000,000)	$71,118
Price/Earnings Ratio (P/E)	19.2
Price/Book Ratio (P/B)	2.7
Portfolio Turnover Rate	2%
Minimum Initial Investment[2]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Top Holdings[3]

Security	% of Net Assets
❶ Exxon Mobil Corp.	2.5%
❷ General Electric Co.	2.4%
❸ Microsoft Corp.	1.9%
❹ Citigroup, Inc.	1.6%
❺ Procter & Gamble Co.	1.3%
❻ Johnson & Johnson	1.3%
❼ Bank of America Corp.	1.2%
❽ American International Group, Inc.	1.1%
❾ Pfizer, Inc.	1.1%
❿ Wal-Mart Stores, Inc.	1.1%
Total	**15.5%**

Sector Weightings % of Investments

This chart shows the fund's sector composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.



- 21.7% Financials
- 15.4% Information Technology
- 12.7% Health Care
- 12.6% Consumer Discretionary
- 10.6% Industrials
- 8.9% Consumer Staples
- 8.8% Energy
- 3.3% Utilities
- 3.1% Materials
- 2.6% Telecommunication Services
- 0.3% Other

Portfolio holdings may have changed since the report date.
Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] Please see prospectus for further detail and eligibility requirements.

[3] This list is not a recommendation of any security by the investment adviser.

Schwab International Index Fund®

Investor Shares Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Investor Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

- **Fund: Investor Shares** Ticker Symbol: SWINX
- **Benchmark: Schwab International Index®**
- **Fund Category: Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	1 Year		5 Years		10 Years	
Pre-Liquidation (still own shares)	16.89%	15.37%	1.22%	0.30%	5.44%	4.68%
Post-Liquidation (shares were sold)	11.51%	10.38%	1.19%	0.52%	4.90%	4.55%

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $10,000 Investment[2]

This graph shows performance over ten years of a hypothetical $10,000 investment in the fund's Investor Shares, compared with a similar investment in its benchmark and an additional index.

- $17,574 **Investor Shares**
- $18,522 **Schwab International Index®**
- $17,588 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Select Shares® Performance as of 10/31/05

Pre- and Post-Tax Average Annual Total Returns[1, 2]

This bar chart compares pre-tax performance of the fund's Select Shares with its benchmark and Morningstar category. The table below the chart shows two types of after-tax returns.

■ Fund: **Select Shares**   Ticker Symbol: SWISX
■ Benchmark: **Schwab International Index®**
▪ Fund Category: **Morningstar Foreign Large-Cap Blend**



Total Returns After Tax	1 Year ■	1 Year ▪	5 Years ■	5 Years ▪	Since Inception ■	Since Inception ▪
Pre-Liquidation (still own shares)	17.11%	15.37%	1.34%	0.30%	3.87%	n/a
Post-Liquidation (shares were sold)	11.70%	10.38%	1.29%	0.52%	3.48%	n/a

The performance data quoted represents past performance. Past performance does not guarantee future results. Investment returns and principal value will fluctuate so that an investor's shares may be worth more or less than their original cost. Current performance may be lower or higher than performance data quoted. To obtain performance information current to the most recent month end, please visit www.schwab.com/schwabfunds.

Performance of a Hypothetical $50,000 Investment[2]

This graph shows performance since inception of a hypothetical $50,000 investment (the minimum investment for this share class) in the fund's Select Shares, compared with a similar investment in its benchmark and an additional index.

■ $71,050 **Select Shares**
■ $73,041 **Schwab International Index®**
□ $72,474 **MSCI EAFE® Index**



All figures on this page assume dividends and distributions were reinvested. Index figures do not include trading and management costs, which would lower performance. Indices are unmanaged, and you cannot invest in them directly.

[1] The pre-tax total return and the graph do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. After-tax returns are calculated using the highest historical individual federal marginal income tax rates in effect as of 10/31/05 and do not reflect the impact of state and local taxes or the alternative minimum tax. Actual returns depend on an investor's situation and may differ from those shown. After-tax returns may not be relevant to investors who hold their fund shares through tax-deferred arrangements. Pre-liquidation after-tax returns reflect the tax effects of purchases and sales of securities within the fund portfolios and assume investors continue to hold fund shares at the end of the measurement periods. Post-liquidation figures assume investors sold fund shares at the end of the measurement periods and reflect both the effects of taxable distributions and any taxable gains or losses realized upon the sale of shares. Source for category information: Morningstar, Inc. Some funds in this category may not use tax-efficient strategies.

[2] Fund expenses have been partially absorbed by CSIM and Schwab. Without these reductions, the fund's returns would have been lower.

Schwab International Index Fund

Fund Facts as of 10/31/05

Style Assessment[1]

Investment Style



Top Holdings[2]

Security	% of Net Assets
❶ BP PLC	3.0%
❷ HSBC Holdings PLC	2.2%
❸ Vodafone Group PLC	2.1%
❹ GlaxoSmithKline PLC	1.9%
❺ Total SA	1.9%
❻ Novartis AG, Registered	1.7%
❼ Royal Dutch Shell PLC, A Shares	1.7%
❽ Toyota Motor Corp.	1.5%
❾ Nestle SA, Registered	1.5%
❿ Roche Holdings—Genus	1.3%
Total	**18.8%**

Statistics

Number of Holdings	344
Weighted Average Market Cap ($ x 1,000,000)	$61,669
Price/Earnings Ratio (P/E)	18.0
Price/Book Ratio (P/B)	2.4
Portfolio Turnover Rate	10%
Minimum Initial Investment[3]	
Investor Shares	$2,500
($1,000 for retirement, education and custodial accounts)	
Select Shares	$50,000

Sector and Country Weightings % of Investments

These charts show the fund's sector and country composition as of the report date. A sector is a portion of the overall stock market that is made up of industries whose business components share similar characteristics.

Sector



- 30.5% Financials
- 11.5% Energy
- 10.1% Consumer Discretionary
- 9.4% Health Care
- 8.0% Consumer Staples
- 7.9% Telecommunication Services
- 6.8% Industrials
- 5.8% Materials
- 5.2% Utilities
- 4.5% Information Technology
- 0.3% Other

Country



- 27.4% United Kingdom
- 19.9% Japan
- 10.3% France
- 7.7% Switzerland
- 7.5% Germany
- 6.5% Canada
- 6.2% Australia
- 4.4% Spain
- 4.2% Netherlands
- 5.9% Other

Portfolio holdings may have changed since the report date. Source of Sector Classification: S&P and MSCI.

[1] Source: Morningstar, Inc. This style assessment is the result of evaluating the fund based on a ten-factor model for value and growth characteristics. The fund's market capitalization placement is determined by the geometric mean of its holdings' market capitalizations. The assessment reflects the fund's portfolio as of 10/31/05, which may have changed since then, and is not a precise indication of risk or performance—past, present, or future.

[2] This list is not a recommendation of any security by the investment adviser.

[3] Please see prospectus for further detail and eligibility requirements.

Fund Expenses (unaudited)

Examples for a $1,000 Investment

As a fund shareholder, you incur two types of costs: transaction costs, such as redemption fees; and, ongoing costs, such as management fees, transfer agent and shareholder services fees, and other fund expenses.

The expense examples below are intended to help you understand your ongoing cost (in dollars) of investing in a fund and to compare this cost with the ongoing cost of investing in other mutual funds. These examples are based on an investment of $1,000 invested for six-months beginning May 1, 2005 and held through October 31, 2005.

Actual Return lines in the table below provide information about actual account values and actual expenses. You may use this information, together with the amount you invested, to estimate the expenses that you paid over the period. To do so, simply divide your account value by $1,000 (for example, an $8,600 account value ÷ $1,000 = 8.6), then multiply the result by the number given for your fund or share class under the heading entitled "Expenses Paid During Period."

Hypothetical Return lines in the table below provide information about hypothetical account values and hypothetical expenses based on a fund's or share class' actual expense ratio and an assumed return of 5% per year before expenses. Because the return used is not an actual return, it may not be used to estimate the actual ending account value or expenses you paid for the period.

You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only, and do not reflect any transactional costs, such as redemption fees. If these transactional costs were included, your costs would have been higher.

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Schwab S&P 500 Index Fund				
Investor Shares				
Actual Return	0.37%	$1,000	$1,051.50	$1.90
Hypothetical 5% Return	0.37%	$1,000	$1,023.36	$1.87
Select Shares®				
Actual Return	0.19%	$1,000	$1,052.40	$0.98
Hypothetical 5% Return	0.19%	$1,000	$1,024.25	$0.96
e.Shares®				
Actual Return	0.22%	$1,000	$1,052.00	$1.11
Hypothetical 5% Return	0.22%	$1,000	$1,024.12	$1.10
Schwab 1000 Index® Fund				
Investor Shares				
Actual Return	0.50%	$1,000	$1,062.30	$2.59
Hypothetical 5% Return	0.50%	$1,000	$1,022.70	$2.54
Select Shares				
Actual Return	0.35%	$1,000	$1,063.20	$1.81
Hypothetical 5% Return	0.35%	$1,000	$1,023.45	$1.78

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.

[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Fund Expenses continued

	Expense Ratio[1] (Annualized)	Beginning Account Value at 5/1/05	Ending Account Value (Net of Expenses) at 10/31/05	Expenses Paid During Period[2] 5/1/05–10/31/05
Schwab Small-Cap Index Fund®				
Investor Shares				
Actual Return	0.58%	$1,000	$1,120.00	$3.10
Hypothetical 5% Return	0.58%	$1,000	$1,022.28	$2.96
Select Shares				
Actual Return	0.41%	$1,000	$1,121.40	$2.18
Hypothetical 5% Return	0.41%	$1,000	$1,023.15	$2.08
Schwab Total Stock Market Index Fund®				
Investor Shares				
Actual Return	0.54%	$1,000	$1,067.30	$2.81
Hypothetical 5% Return	0.54%	$1,000	$1,022.48	$2.75
Select Shares				
Actual Return	0.38%	$1,000	$1,068.20	$1.99
Hypothetical 5% Return	0.38%	$1,000	$1,023.28	$1.95
Schwab International Index Fund®				
Investor Shares				
Actual Return	0.68%	$1,000	$1,085.20	$3.56
Hypothetical 5% Return	0.68%	$1,000	$1,021.79	$3.46
Select Shares				
Actual Return	0.49%	$1,000	$1,086.50	$2.58
Hypothetical 5% Return	0.49%	$1,000	$1,022.73	$2.50

[1] Based on the most recent six-month expense ratio; may differ from the expense ratio provided in Financial Highlights.
[2] Expenses for each share class are equal to its annualized expense ratio, multiplied by the average account value over the period, multiplied by 184 days of the period, and divided by 365 days of the fiscal year.

Schwab S&P 500 Index Fund

Financial Statements

Financial Highlights

Investor Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.61	16.36	13.79	16.45	22.15
Income or loss from investment operations:					
Net investment income	0.34	0.23	0.20	0.20	0.17
Net realized and unrealized gains or losses	1.14	1.23	2.57	(2.68)	(5.70)
Total income or loss from investment operations	1.48	1.46	2.77	(2.48)	(5.53)
Less distributions:					
Dividends from net investment income	(0.30)	(0.21)	(0.20)	(0.18)	(0.17)
Net asset value at end of period	18.79	17.61	16.36	13.79	16.45
Total return (%)	8.44	9.03	20.39	(15.32)	(25.11)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.37	0.37	0.36	0.35	0.35
Gross operating expenses	0.40	0.45	0.46	0.46	0.46
Net investment income	1.74	1.35	1.45	1.21	0.95
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,666	3,849	3,510	2,760	3,070

See financial notes.

Financial Highlights

Select Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.68	16.41	13.83	16.50	22.21
Income or loss from investment operations:					
Net investment income	0.36	0.26	0.24	0.22	0.20
Net realized and unrealized gains or losses	1.16	1.24	2.57	(2.69)	(5.71)
Total income or loss from investment operations	1.52	1.50	2.81	(2.47)	(5.51)
Less distributions:					
Dividends from net investment income	(0.32)	(0.23)	(0.23)	(0.20)	(0.20)
Net asset value at end of period	18.88	17.68	16.41	13.83	16.50
Total return (%)	8.66	9.25	20.62	(15.20)	(24.97)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.19	0.19	0.19	0.19	0.19
Gross operating expenses	0.25	0.30	0.31	0.31	0.31
Net investment income	1.92	1.53	1.63	1.37	1.11
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	3,938	4,119	3,692	3,029	3,563

 See financial notes.

e.Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	17.62	16.37	13.79	16.46	22.17
Income or loss from investment operations:					
Net investment income	0.39	0.26	0.23	0.23	0.20
Net realized and unrealized gains or losses	1.11	1.21	2.56	(2.71)	(5.71)
Total income or loss from investment operations	1.50	1.47	2.79	(2.48)	(5.51)
Less distributions:					
Dividends from net investment income	(0.31)	(0.22)	(0.21)	(0.19)	(0.20)
Net asset value at end of period	18.81	17.62	16.37	13.79	16.46
Total return (%)	8.58	9.10	20.55	(15.32)	(25.02)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.24	0.28	0.28	0.28	0.28
Gross operating expenses	0.25	0.30	0.31	0.31	0.31
Net investment income	1.88	1.44	1.54	1.28	1.02
Portfolio turnover rate	4	3	3	8	4
Net assets, end of period ($ x 1,000,000)	220	249	246	220	304

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

❚ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.9% **Common Stock**	6,588,735	7,815,203
0.0% **U.S. Treasury Obligations**	692	692
99.9% **Total Investments**	6,589,427	7,815,895
1.2% **Collateral Invested for Securities on Loan**	93,658	93,658
(1.1)% **Other Assets and Liabilities, Net**		(85,436)
100.0% **Total Net Assets**		7,824,117

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.9% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**43,958**
Banks 7.3%		
❼ Bank of America Corp. 2,898,120	1.6	126,764
U.S. Bancorp 1,310,900	0.5	38,776
Wachovia Corp. 1,139,550	0.7	57,570
Wells Fargo & Co. 1,210,516	0.9	72,873
Other Securities	3.6	278,252
	7.3	**574,235**
Capital Goods 8.7%		
3M Co. 552,603	0.5	41,987
The Boeing Co. 593,330	0.5	38,353
▲❶ General Electric Co. 7,564,419	3.3	256,509
Tyco International Ltd. 1,441,577	0.5	38,043
United Technologies Corp. 726,861	0.5	37,273
Other Securities	3.4	266,484
	8.7	**678,649**
Commercial Services & Supplies 0.9%		
Other Securities	**0.9**	**68,647**
Consumer Durables & Apparel 1.2%		
Other Securities	**1.2**	**96,985**
Diversified Financials 8.2%		
American Express Co. 896,504	0.6	44,619
❚ The Charles Schwab Corp. 745,315	0.1	11,329
❹ Citigroup, Inc. 3,708,732	2.2	169,786
Goldman Sachs Group, Inc. 326,946	0.5	41,316
JPMorgan Chase & Co. 2,537,862	1.2	92,936
Merrill Lynch & Co., Inc. 673,026	0.6	43,572
Morgan Stanley 784,609	0.5	42,691
Other Securities	2.5	196,344
	8.2	**642,593**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Energy 9.5%		
ChevronTexaco Corp. 1,622,963	1.2	92,622
ConocoPhillips 1,005,577	0.8	65,745
▲❷ Exxon Mobil Corp. 4,532,210	3.3	254,438
Schlumberger Ltd. 421,406	0.5	38,251
Other Securities	3.7	287,754
	9.5	**738,810**
Food & Staples Retailing 2.4%		
Wal-Mart Stores, Inc. 1,783,886	1.1	84,396
Other Securities	1.3	105,104
	2.4	**189,500**
Food Beverage & Tobacco 4.9%		
❿ Altria Group, Inc. 1,475,494	1.4	110,736
The Coca-Cola Co. 1,503,274	0.8	64,310
PepsiCo, Inc. 1,199,296	0.9	70,854
Other Securities	1.8	134,823
	4.9	**380,723**
Health Care Equipment & Services 5.2%		
Medtronic, Inc. 866,206	0.6	49,079
UnitedHealth Group, Inc. 916,297	0.7	53,044
Other Securities	3.9	307,230
	5.2	**409,353**
Hotels Restaurants & Leisure 1.4%		
Other Securities	**1.4**	**112,275**
Household & Personal Products 2.5%		
▲❺ Procter & Gamble Co. 2,439,958	1.7	136,613
Other Securities	0.8	55,739
	2.5	**192,352**
Insurance 4.8%		
❽ American International Group, Inc. 1,871,723	1.6	121,288
Other Securities	3.2	253,070
	4.8	**374,358**
Materials 2.9%		
Other Securities	**2.9**	**230,356**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Media 3.4%		
• Comcast Corp., Class A 1,579,531	0.6	43,958
Time Warner, Inc. 3,391,284	0.8	60,467
Viacom, Inc., Class B 1,154,698	0.4	35,761
Other Securities	1.6	126,229
	3.4	**266,415**
Pharmaceuticals & Biotechnology 7.9%		
Abbott Laboratories 1,110,600	0.6	47,811
• Amgen, Inc. 886,202	0.9	67,139
Eli Lilly & Co. 805,300	0.5	40,096
❻ Johnson & Johnson 2,136,946	1.7	133,816
Merck & Co., Inc. 1,577,888	0.6	44,528
❾ Pfizer, Inc. 5,318,550	1.5	115,625
Wyeth 968,895	0.5	43,174
Other Securities	1.6	128,288
	7.9	**620,477**
Real Estate 0.7%		
Other Securities	**0.7**	**57,636**
Retailing 3.8%		
■ Home Depot, Inc. 1,527,260	0.8	62,679
Other Securities	3.0	237,676
	3.8	**300,355**
Semiconductors & Semiconductor Equipment 3.1%		
Intel Corp. 4,395,616	1.3	103,297
Other Securities	1.8	139,576
	3.1	**242,873**
Software & Services 5.2%		
▲❸ Microsoft Corp. 6,606,793	2.2	169,795
Other Securities	3.0	235,160
	5.2	**404,955**
Technology Hardware & Equipment 7.0%		
• Cisco Systems, Inc. 4,576,968	1.0	79,868
• Dell, Inc. 1,722,383	0.7	54,910
Hewlett-Packard Co. 2,067,149	0.8	57,963
International Business Machines Corp. 1,151,594	1.2	94,293

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Motorola, Inc. 1,783,756	0.5	39,528
Qualcomm, Inc. 1,169,944	0.6	46,517
Other Securities	2.2	170,204
	7.0	**543,283**

Telecommunication Services 3.1%

SBC Communications, Inc. 2,357,762	0.7	56,233
Sprint Corp. (FON Group) 2,084,463	0.6	48,589
Verizon Communications, Inc. 1,981,776	0.8	62,446
Other Securities	1.0	73,899
	3.1	**241,167**

Transportation 1.8%

United Parcel Service, Inc., Class B 797,790	0.7	58,191
Other Securities	1.1	78,311
	1.8	**136,502**

Utilities 3.4%

Other Securities	**3.4**	**268,746**

Security
    Rate, Maturity Date
    Face Amount ($ x 1,000)

U.S. Treasury Obligations 0.0% of net assets

▲ U.S. Treasury Bills 3.40%-3.47%, 12/15/05 695	**0.0**	**692**

End of investments.

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 1.2% of net assets	

Short-Term Investment 1.2%

Securities Lending Investment Fund 93,657,666	**93,658**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index e-mini, Long Expires 12/18/05	50	3,025	**42**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $92,279 of securities on loan)	$7,815,895
Collateral invested for securities on loan	93,658
Receivables:	
Fund shares sold	5,698
Dividends	7,173
Investments sold	4,998
Due from brokers for futures	34
Income from securities on loan	19
Prepaid expenses	+ 76
Total assets	**7,927,551**

Liabilities

Collateral invested for securities on loan	93,658
Bank overdraft	1,045
Payables:	
Fund shares redeemed	8,177
Interest expense	50
Investment adviser and administrator fees	51
Transfer agent and shareholder service fees	132
Trustee fees	1
Accrued expenses	+ 320
Total liabilities	**103,434**

Net Assets

Total assets	7,927,551
Total liabilities	− 103,434
Net assets	**$7,824,117**

Net Assets by Source

Capital received from investors	7,316,267
Net investment income not yet distributed	100,796
Net realized capital losses	(819,456)
Net unrealized capital gains	1,226,510

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$3,666,167		195,079		$18.79
Select Shares	$3,937,976		208,606		$18.88
e.Shares	$219,974		11,692		$18.81

Unless stated, all numbers x 1,000.

The fund paid $6,589,427 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$348,154
Sales/maturities	$1,278,559

The fund's total security transactions (including transactions related to the redemption-in-kind) with other Schwab Funds® during the period were $515,008.

These derive from investments and futures.

Federal Tax Data

Portfolio Cost	$6,654,355

Net unrealized gains and losses:

Gains	$2,253,612
Losses	+ (1,092,072)
	$1,161,540

Net undistributed earnings:

Ordinary income	$100,796
Long-term capital gains	$−

Unused capital losses:

Expires 10/31 of:	Loss amount
2008	$26,504
2009	50,224
2010	400,268
2011	72,381
2012	29,212
2013	+ 175,897
	$754,486

The following reclassifications were made as a result of the redemption-in-kind with other Schwab Funds:

Reclassifications:

Capital received from investors	$231,642
Reclassified as:	
Realized capital losses	($231,642)

See financial notes. 31

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$172,556
Interest		100
Lending of securities	+	772
Total investment income		**173,428**

Net Realized Gains and Losses

Net realized gains on investments		76,428
Net realized gains on futures contracts	+	1,254
Net realized gains		**77,682**

Net Unrealized Gains and Losses

Net unrealized gains on investments		465,017
Net unrealized losses on futures contracts	+	(26)
Net unrealized gains		**464,991**

Expenses

Investment adviser and administrator fees		9,693
Transfer agent and shareholder service fees:		
Investor Shares		9,732
Select Shares		4,088
e.Shares		242
Trustees' fees		68
Custodian fees		240
Portfolio accounting fees		1,089
Professional fees		55
Registration fees		146
Shareholder reports		473
Interest expense		144
Other expenses	+	113
Total expenses		26,083
Expense reduction	−	3,310
Net expenses		**22,773**

Increase in Net Assets from Operations

Total investment income		173,428
Net expenses	−	22,773
Net investment income		**150,655**
Net realized gains		77,682
Net unrealized gains	+	464,991
Increase in net assets from operations		**$693,328**

Unless stated, all numbers x 1,000.

Includes gains of $232,619 from redemption-in-kind by other Schwab Funds®.

Calculated as a percentage of average daily net assets: 0.15% of the first $500 million; 0.09% of the next $4.5 billion; 0.08% of the next $5 billion; and 0.07% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.20% of the first $500 million and 0.17% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20%, 0.05%, and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $546 from the investment adviser (CSIM) and $2,764 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.37
Select Shares	0.19
e.Shares	0.28

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $542,673.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$150,655	$115,762
Net realized gains or losses	77,682	(33,884)
Net unrealized gains	+ 464,991	600,470
Increase in net assets from operations	**693,328**	**682,348**

Distributions Paid

Dividends from net investment income
Investor Shares	64,372	46,375
Select Shares	75,732	52,459
e.Shares	+ 4,246	3,356
Total dividends from net investment income	**$144,350**	**$102,190**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	24,608	$453,452	43,461	$748,116
Select Shares	44,426	826,293	48,984	845,969
e.Shares	+ 2,521	46,535	3,507	60,506
Total shares sold	**71,555**	**$1,326,280**	**95,952**	**$1,654,591**
Shares Reinvested				
Investor Shares	3,370	$61,509	2,680	$44,333
Select Shares	3,694	67,604	2,844	47,146
e.Shares	+ 210	3,838	182	3,018
Total shares reinvested	**7,274**	**$132,951**	**5,706**	**$94,497**
Shares Redeemed				
Investor Shares	(51,474)	($955,673)	(42,120)	($725,021)
Select Shares	(72,497)	(1,349,747)	(43,789)	(755,806)
e.Shares	+ (5,182)	(96,047)	(4,554)	(78,428)
Total shares redeemed	**(129,153)**	**($2,401,467)**	**(90,463)**	**($1,559,255)**
Net transactions in fund shares	**(50,324)**	**($942,236)**	**11,195**	**$189,833**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	465,701	$8,217,375	454,506	$7,447,384
Total increase or decrease	+ (50,324)	(393,258)	11,195	769,991
End of period	**415,377**	**$7,824,117**	**465,701**	**$8,217,375**

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $144,350 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions for the period ended 10/31/05 are:

	Current period	Prior period
Ordinary income	$144,350	$102,190
LT Cap. Gains	$—	$—

For the current period, includes redemption-in-kind by other Schwab Funds® as follows:

MarketTrack	Shares	Value
All Equity Portfolio	11,054	$206,923
Growth Portfolio	7,857	$147,092
Balanced Portfolio	4,089	$76,546

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$192	$238
Select Shares	200	238
e.Shares	+ 15	+ 10
Total	**$407**	**$486**

Includes distributable net investment income in the amount of $100,796 and $94,491 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:
Schwab MarketTrack Portfolios
Conservative Portfolio   0.6%

See financial notes.   33

Schwab 1000 Index® Fund

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	32.54	30.25	25.25	29.57	39.95
Income or loss from investment operations:					
Net investment income	0.55	0.37	0.33	0.31	0.26
Net realized and unrealized gains or losses	2.70	2.26	4.99	(4.36)	(10.40)
Total income or loss from investment operations	3.25	2.63	5.32	(4.05)	(10.14)
Less distributions:					
Dividends from net investment income	(0.48)	(0.34)	(0.32)	(0.27)	(0.24)
Net asset value at end of period	35.31	32.54	30.25	25.25	29.57
Total return (%)	10.04	8.78	21.34	(13.87)	(25.50)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.50	0.49	0.46	0.46
Gross operating expenses	0.50	0.50	0.51	0.52	0.51
Net investment income	1.49	1.15	1.27	1.04	0.78
Portfolio turnover rate	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	4,166	4,258	3,974	3,223	3,852

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	32.56	30.27	25.26	29.58	39.98
Income or loss from investment operations:					
Net investment income	0.56	0.42	0.37	0.35	0.31
Net realized and unrealized gains or losses	2.74	2.25	4.99	(4.36)	(10.41)
Total income or loss from investment operations	3.30	2.67	5.36	(4.01)	(10.10)
Less distributions:					
Dividends from net investment income	(0.52)	(0.38)	(0.35)	(0.31)	(0.30)
Net asset value at end of period	35.34	32.56	30.27	25.26	29.58
Total return (%)	10.21	8.90	21.52	(13.77)	(25.40)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.35	0.35	0.35	0.35	0.35
Gross operating expenses	0.35	0.35	0.36	0.37	0.36
Net investment income	1.63	1.30	1.41	1.15	0.89
Portfolio turnover rate	6	5	5	9	8
Net assets, end of period ($ x 1,000,000)	2,328	2,138	1,996	1,588	1,911

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

▌ Issuer is affiliated with the fund's adviser

■ All or a portion of this security is on loan

Holdings by Category		Cost ($x1,000)	Value ($x1,000)
99.8%	Common Stock	3,537,111	6,483,237
0.1%	Short-Term Investment	5,430	5,430
0.0%	U.S. Treasury Obligation	398	398
99.9%	Total Investments	3,542,939	6,489,065
3.7%	Collateral Invested for Securities on Loan	235,290	235,290
(3.6)%	Other Assets and Liabilities, Net		(230,804)
100.0%	Total Net Assets		6,493,551

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.8% of net assets		
Automobiles & Components 0.5%		
Other Securities	**0.5**	**35,062**
Banks 7.1%		
❽ Bank of America Corp. 1,971,067	1.3	86,214
U.S. Bancorp 915,765	0.4	27,088
Wachovia Corp. 785,243	0.6	39,671
Wells Fargo & Co. 829,067	0.8	49,910
Other Securities	4.0	255,967
	7.1	458,850
Capital Goods 7.4%		
3M Co. 383,920	0.4	29,170
The Boeing Co. 408,604	0.4	26,412
▲❷ General Electric Co. 5,117,534	2.7	173,536
Other Securities	3.9	251,833
	7.4	480,951
Commercial Services & Supplies 1.2%		
Other Securities	**1.2**	**77,000**
Consumer Durables & Apparel 1.5%		
Other Securities	**1.5**	**97,684**
Diversified Financials 7.5%		
American Express Co. 618,788	0.5	30,797
▌ The Charles Schwab Corp. 666,890	0.2	10,137
❹ Citigroup, Inc. 2,523,200	1.8	115,512
Goldman Sachs Group, Inc. 233,670	0.5	29,529
JPMorgan Chase & Co. 1,753,831	1.0	64,225
Merrill Lynch & Co., Inc. 453,215	0.5	29,341
Morgan Stanley 535,123	0.4	29,116
Other Securities	2.6	177,072
	7.5	485,729
Energy 8.8%		
■ ChevronTexaco Corp. 1,121,151	1.0	63,984

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
ConocoPhillips 678,682	0.7	44,372
❶ Exxon Mobil Corp. 3,097,377	2.7	173,887
Schlumberger Ltd. 287,603	0.4	26,106
Other Securities	4.0	264,531
	8.8	**572,880**
Food & Staples Retailing 2.7%		
▲❺ Wal-Mart Stores, Inc. 2,017,892	1.5	95,466
Other Securities	1.2	79,779
	2.7	**175,245**
Food Beverage & Tobacco 5.0%		
Altria Group, Inc. 1,001,686	1.2	75,177
The Coca-Cola Co. 1,195,903	0.8	51,161
PepsiCo, Inc. 829,508	0.8	49,007
Other Securities	2.2	147,929
	5.0	**323,274**
Health Care Equipment & Services 5.1%		
Medtronic, Inc. 595,108	0.5	33,719
UnitedHealth Group, Inc. 630,168	0.6	36,480
Other Securities	4.0	263,256
	5.1	**333,455**
Hotels Restaurants & Leisure 1.7%		
Other Securities	**1.7**	**113,138**
Household & Personal Products 2.1%		
▲❻ Procter & Gamble Co. 1,682,360	1.5	94,195
Other Securities	0.6	43,929
	2.1	**138,124**
Insurance 5.6%		
❾ American International Group, Inc. 1,278,239	1.3	82,830
• Berkshire Hathaway, Inc., Class A 766	1.0	65,799
Other Securities	3.3	216,355
	5.6	**364,984**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Materials 3.1%		
Other Securities	**3.1**	**199,965**
Media 4.0%		
■• Comcast Corp., Class A 1,107,239	0.5	30,814
■ Time Warner, Inc. 2,167,003	0.6	38,638
Other Securities	2.9	192,952
	4.0	**262,404**
Pharmaceuticals & Biotechnology 7.7%		
Abbott Laboratories 760,007	0.5	32,718
• Amgen, Inc. 619,877	0.7	46,962
Eli Lilly & Co. 546,393	0.4	27,205
• Genentech, Inc. 506,813	0.7	45,917
❼ Johnson & Johnson 1,453,305	1.4	91,006
Merck & Co., Inc. 1,090,550	0.5	30,775
❿ Pfizer, Inc. 3,636,919	1.2	79,067
Wyeth 658,266	0.5	29,332
Other Securities	1.8	115,403
	7.7	**498,385**
Real Estate 1.7%		
Other Securities	**1.7**	**110,340**
Retailing 4.0%		
Home Depot, Inc. 1,035,686	0.7	42,505
Other Securities	3.3	219,522
	4.0	**262,027**
Semiconductors & Semiconductor Equipment 2.8%		
Intel Corp. 3,042,293	1.1	71,494
Other Securities	1.7	108,188
	2.8	**179,682**
Software & Services 6.1%		
• Google, Inc., Class A 133,618	0.8	49,725
▲❸ Microsoft Corp. 5,213,207	2.1	133,979
• Oracle Corp. 2,561,449	0.5	32,479
Other Securities	2.7	181,948
	6.1	**398,131**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Technology Hardware & Equipment 6.3%		
• Cisco Systems, Inc. 3,213,218	0.9	56,071
• Dell, Inc. 1,202,423	0.6	38,333
Hewlett-Packard Co. 1,438,272	0.6	40,329
International Business Machines Corp. 797,737	1.0	65,319
Qualcomm, Inc. 805,483	0.5	32,026
Other Securities	2.7	175,370
	6.3	**407,448**
Telecommunication Services 2.8%		
SBC Communications, Inc. 1,625,177	0.6	38,761
Sprint Corp. (FON Group) 1,367,507	0.5	31,877
Verizon Communications, Inc. 1,361,951	0.7	42,915
Other Securities	1.0	66,921
	2.8	**180,474**
Transportation 1.7%		
United Parcel Service, Inc., Class B 552,244	0.6	40,281
Other Securities	1.1	66,601
	1.7	**106,882**
Utilities 3.4%		
Other Securities	**3.4**	**221,123**

Short-Term Investment 0.1% of net assets		
Provident Institutional TempFund 5,429,809	**0.1**	**5,430**

Security
  Rate, Maturity Date
  Face Amount ($ x 1,000)

U.S. Treasury Obligation 0.0% of net assets		
▲ U.S. Treasury Bill 3.35%, 12/15/05 400	**0.0**	**398**

End of investments.

Security Rate, Maturity Date	Face Amount ($ x 1,000)	Value ($ x 1,000)
Collateral Invested for Securities on Loan 3.7% of net assets		
Commercial Paper & Other Corporate Obligations 0.1%		
Skandinav Enskilda Bank 3.94%, 11/17/05	3,486	**3,486**

Security and Number of Shares

Short-Term Investments 3.6%		
Institutional Money Market Trust 164,341,566		164,342

Security Rate, Maturity Date	Face Amount ($ x 1,000)	
National City Bank, Time Deposit 3.98%, 11/01/05	57,906	57,906
Nordea Bank, Time Deposit 4.03%, 11/01/05	4,778	4,778
Rabobank, Time Deposit 4.03%, 11/01/05	4,778	4,778
		231,804

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Losses
S&P 500 Index e-mini, Long Expires 12/18/05	50	3,025	**(8)**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $228,955 of securities on loan)	$6,489,065
Collateral invested for securities on loan	235,290
Receivables:	
Fund shares sold	4,080
Interest	4
Dividends	5,280
Income from securities on loan	105
Prepaid expenses	+ 67
Total assets	**6,733,891**

Liabilities

Collateral invested for securities on loan	235,290
Payables:	
Fund shares redeemed	4,523
Due to brokers from futures	8
Interest expense	26
Investment adviser and administrator fees	117
Transfer agent and shareholder service fees	103
Trustee fees	1
Accrued expenses	+ 272
Total liabilities	**240,340**

Net Assets

Total assets	6,733,891
Total liabilities	− 240,340
Net assets	**$6,493,551**

Net Assets by Source

Capital received from investors	3,993,831
Net investment income not yet distributed	67176
Net realized capital losses	(513,574)
Net unrealized capital gains	2,946,118

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$4,165,812		117,989		$35.31
Select Shares	$2,327,739		65,873		$35.34

Unless stated, all numbers x 1,000.

The fund paid $3,542,939 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$373,854
Sales/maturities	$795,419

The fund's total security transactions with other Schwab Funds® during the period were $132,041.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$3,547,691

Net unrealized gains and losses:

Gains	$3,251,927
Losses	+ (310,553)
	$2,941,374

Net undistributed earnings:

Ordinary income	$67,176
Long-term capital gains	$−
Capital losses utilized	$30,478

Unused capital losses:

Expires 10/31 of:	Loss amount
2009	82,442
2010	250,409
2011	164,037
2012	+ 11,942
	$508,830

Reclassifications:

Net realized capital gains	$189

Reclassified as:	
Net investment income not yet distributed	($189)

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$129,880
Interest		58
Lending of securities	+	1,268
Total investment income		**131,206**

Net Realized Gains and Losses

Net realized gains on investments		44,606
Net realized gains on futures contracts	+	838
Net realized gains		**45,444**

Net Unrealized Gains and Losses

Net unrealized gains on investments		485,694
Net unrealized losses on futures contracts	+	(95)
Net unrealized gains		**485,599**

Expenses

Investment adviser and administrator fees		14,690
Transfer agent and shareholder service fees:		
Investor Shares		10,872
Select Shares		2,243
Trustees' fees		54
Custodian fees		201
Portfolio accounting fees		864
Professional fees		55
Registration fees		144
Shareholder reports		412
Interest expense		88
Other expenses	+	91
Total expenses		**29,714**

Increase in Net Assets from Operations

Total investment income		131,206
Net expenses	−	29,714
Net investment income		**101,492**
Net realized gains		45,444
Net unrealized gains	+	485,599
Increase in net assets from operations		**$632,535**

Unless stated, all numbers x 1,000.

Net of $14 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million; 0.22% of the next $4.5 billion; 0.20% of the next $5 billion; and 0.18% of the assets beyond that. These fees are paid to Charles Schwab Investments Management, Inc. (CSIM).

Prior to February 28, 2005, these fees were calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that.

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

CSIM and Schwab have guaranteed that the annual net operating expenses (excluding interest, taxes and certain non-routine expenses) through February 27, 2006, will not exceed the fund's average daily net assets as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.51
Select Shares	0.36

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $531,043

See financial notes.

Schwab 1000 Index Fund

Statements of Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$101,492	$76,032
Net realized gains or losses	45,444	(10,801)
Net unrealized gains	+ 485,599	458,477
Increase in net assets from operations	**632,535**	**523,708**

Distributions Paid

Dividends from net investment income

Investor Shares	61,678	45,314
Select Shares	+ 33,954	25,058
Total dividends from net investment income	**$95,632**	**$70,372**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	10,950	$375,768	19,479	$619,405
Select Shares	+ 11,316	393,335	9,808	311,874
Total shares sold	**22,266**	**$769,103**	**29,287**	**$931,279**
Shares Reinvested				
Investor Shares	1,674	$56,670	1,365	$41,809
Select Shares	+ 840	28,419	698	21,363
Total shares reinvested	**2,514**	**$85,089**	**2,063**	**$63,172**
Shares Redeemed				
Investor Shares	(25,490)	($881,852)	(21,346)	($679,008)
Select Shares	+ (11,930)	(410,943)	(10,792)	(343,161)
Total shares redeemed	**(37,420)**	**($1,292,795)**	**(32,138)**	**($1,022,169)**
Net transactions in fund shares	**(12,640)**	**($438,603)**	**(788)**	**($27,718)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	196,502	$6,395,251	197,290	$5,969,633
Total increase or decrease	+ (12,640)	98,300	(788)	425,618
End of period	**183,862**	**$6,493,551**	**196,502**	**$6,395,251**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $95,632 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$95,632	$70,372
Long-term capital gains	$–	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:
Investor Shares	$151
Select Shares	+ 65
Total	**$216**

Prior period:
Investor Shares	$218
Select Shares	+ 83
Total	**$301**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $67,176 and $61,506 at the end of the current period and prior period, respectively.

See financial notes.

Schwab Small-Cap Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.92	18.22	13.27	15.98	21.06
Income or loss from investment operations:					
Net investment income	0.14	0.13	0.11	0.13	0.07
Net realized and unrealized gains or losses	2.38	1.68	4.98	(2.17)	(2.76)
Total income or loss from investment operations	2.52	1.81	5.09	(2.04)	(2.69)
Less distributions:					
Dividends from net investment income	(0.13)	(0.11)	(0.14)	(0.09)	(0.08)
Distributions from net realized gains	—	—	—	(0.58)	(2.31)
Total distributions	(0.13)	(0.11)	(0.14)	(0.67)	(2.39)
Net asset value at end of period	22.31	19.92	18.22	13.27	15.98
Total return (%)	12.66	9.98	38.72	(13.66)	(13.66)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.58	0.59	0.56	0.49	0.49
Gross operating expenses	0.58	0.59	0.60	0.60	0.61
Net investment income	0.57	0.66	0.74	0.77	0.49
Portfolio turnover rate	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	823	869	886	722	804

See financial notes.

Financial Highlights

Select Shares	11/1/04–10/31/05	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.96	18.25	13.28	16.00	21.09
Income or loss from investment operations:					
Net investment income	0.17	0.17	0.14	0.14	0.11
Net realized and unrealized gains or losses	2.39	1.68	4.99	(2.18)	(2.78)
Total income or loss from investment operations	2.56	1.85	5.13	(2.04)	(2.67)
Less distributions:					
Dividends from net investment income	(0.16)	(0.14)	(0.16)	(0.10)	(0.11)
Distributions from net realized gains	—	—	—	(0.58)	(2.31)
Total distributions	(0.16)	(0.14)	(0.16)	(0.68)	(2.42)
Net asset value at end of period	22.36	19.96	18.25	13.28	16.00
Total return (%)	12.86	10.16	39.02	(13.62)	(13.56)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.41	0.42	0.41	0.38	0.38
Gross operating expenses	0.43	0.44	0.45	0.45	0.46
Net investment income	0.74	0.82	0.89	0.88	0.60
Portfolio turnover rate	40	39	34	44	49
Net assets, end of period ($ x 1,000,000)	795	761	759	638	727

 See financial notes.

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling SchwabFunds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities", please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

• Non-income producing security

▲ All or a portion of this security is held as collateral for open futures contracts

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.1% Common Stock	1,252,687	1,603,334
0.8% Short-Term Investment	12,862	12,862
0.0% U.S. Treasury Obligations	483	483
99.9% Total Investments	1,266,032	1,616,679
13.4% Collateral Invested for Securities on Loan	216,545	216,545
(13.3)% Other Assets and Liabilities, Net		(215,250)
100.0% Total Net Assets		1,617,974

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.1% of net assets		
Automobiles & Components 0.9%		
Other Securities	**0.9**	**14,499**
Banks 8.7%		
Other Securities	**8.7**	**141,550**
Capital Goods 8.6%		
Crane Co. 97,717	0.2	3,025
• Flowserve Corp. 86,629	0.2	3,032
■ GATX Corp. 81,695	0.2	3,053
Kennametal, Inc. 60,398	0.2	3,087
• McDermott International, Inc. 107,475	0.2	3,905
■• The Shaw Group, Inc. 123,985	0.2	3,323
■• USG Corp. 64,943	0.2	3,839
• WESCO International, Inc. 76,376	0.2	3,036
York International Corp. 64,904	0.2	3,642
Other Securities	6.8	109,899
	8.6	**139,841**
Commercial Services & Supplies 3.9%		
Other Securities	**3.9**	**62,617**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Consumer Durables & Apparel 3.3%		
Other Securities	**3.3**	**53,647**
Diversified Financials 2.0%		
■• CompuCredit Corp. 76,489	0.2	3,352
MoneyGram International, Inc. 131,867	0.2	3,204
Other Securities	1.6	25,663
	2.0	**32,219**
Energy 7.1%		
Cabot Oil & Gas Corp. 82,102	0.2	3,759
▲•❷ Cimarex Energy Co. 126,287	0.3	4,958
Frontier Oil Corp. 89,184	0.2	3,289
❽ Range Resources Corp. 112,016	0.2	3,998
• Spinnaker Exploration Co. 51,243	0.2	3,156
■ St. Mary Land & Exploration Co. 89,860	0.2	3,056
•❹ Todco, Class A 99,877	0.3	4,469
▲❶ Vintage Petroleum, Inc. 108,000	0.3	5,604
Other Securities	5.2	83,127
	7.1	**115,416**
Food & Staples Retailing 0.7%		
Other Securities	**0.7**	**10,660**
Food Beverage & Tobacco 1.3%		
Other Securities	**1.3**	**21,100**
Health Care Equipment & Services 7.5%		
■• Advanced Medical Optics, Inc. 101,894	0.2	3,636
■•❸ Cerner Corp. 58,675	0.3	4,955
▲•❺ Intuitive Surgical, Inc. 49,955	0.3	4,433
▲• LifePoint Hospitals, Inc. 81,441	0.2	3,184
▲ Mentor Corp. 70,133	0.2	3,156
▲• Pediatrix Medical Group, Inc. 39,726	0.2	3,061
▲• Sierra Health Services, Inc. 43,728	0.2	3,280
▲• VCA Antech, Inc. 135,670	0.2	3,500
Other Securities	5.7	91,622
	7.5	**120,827**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Hotels Restaurants & Leisure 3.0%		
Other Securities	**3.0**	**48,340**
Household & Personal Products 0.8%		
Other Securities	**0.8**	**12,227**
Insurance 3.8%		
▲• Philadelphia Consolidated Holding Co. 36,819	0.2	3,544
Other Securities	3.6	57,612
	3.8	**61,156**
Materials 5.1%		
▲ Aptargroup, Inc. 60,297	0.2	3,087
▲ Chemtura Corp. 366,090	0.2	3,917
▲ Eagle Materials, Inc. 31,173	0.2	3,320
▲• FMC Corp. 58,253	0.2	3,171
Other Securities	4.3	69,085
	5.1	**82,580**
Media 2.5%		
Other Securities	**2.5**	**40,343**
Pharmaceuticals & Biotechnology 4.1%		
▲• Kos Pharmaceuticals, Inc. 61,130	0.2	3,668
• Neurocrine Biosciences, Inc. 57,408	0.2	3,032
▲•❻ Protein Design Labs, Inc. 155,921	0.3	4,369
▲• Techne Corp. 68,072	0.2	3,691
■• Vertex Pharmaceuticals, Inc. 138,194	0.2	3,144
Other Securities	3.0	47,665
	4.1	**65,569**
Real Estate 7.3%		
Essex Property Trust, Inc. 35,995	0.2	3,235
Global Signal, Inc. 86,141	0.2	3,571
Other Securities	6.9	112,138
	7.3	**118,944**
Retailing 5.4%		
■•❼ Gamestop Corp., Class A 116,025	0.2	4,116

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Other Securities	5.2	83,918
	5.4	**88,034**
Semiconductors & Semiconductor Equipment 3.3%		
Other Securities	**3.3**	**53,566**
Software & Services 7.9%		
■• Akamai Technologies, Inc. 208,157	0.2	3,609
• CNET Networks, Inc. 224,828	0.2	3,055
▲• Parametric Technology Corp. 471,910	0.2	3,072
▲•⑩ Salesforce.com, Inc. 157,259	0.2	3,930
▲• Sybase, Inc. 158,962	0.2	3,537
Other Securities	6.9	110,759
	7.9	**127,962**
Technology Hardware & Equipment 5.4%		
▲⑨ Adtran, Inc. 131,924	0.2	3,991
• UNOVA, Inc. 100,816	0.2	3,125
Other Securities	5.0	80,834
	5.4	**87,950**
Telecommunication Services 1.2%		
• Alamosa Holdings, Inc. 219,874	0.2	3,254
■• Level 3 Communications, Inc. 1,121,772	0.2	3,253
Other Securities	0.8	12,966
	1.2	**19,473**
Transportation 2.3%		
■• AMR Corp. 266,155	0.2	3,596
Other Securities	2.1	33,188
	2.3	**36,784**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Utilities 3.0%		
Other Securities	**3.0**	**48,030**

Security
Rate, Maturity Date
Face Amount ($ x 1,000)

Short-Term Investments 0.8% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 12,862	**0.8**	**12,862**
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills 3.28%-3.40%, 12/15/05 485	**0.0**	**483**

End of investments.

Security and Number of Shares

Collateral Invested for Securities on Loan 13.4% of net assets		
Short-Term Investment 13.4%		
Securities Lending Investments Fund 216,544,696		**216,545**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
Russell 2000 Index, e-mini Futures, Long Expires 12/18/05	186	12,075	**66**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $214,681 of securities on loan)	$1,616,679
Collateral invested for securities on loan	216,545
Receivables:	
Fund shares sold	904
Interest	1
Dividends	961
Investments sold	10
Due from brokers for futures	406
Income from securities on loan	179
Prepaid expenses	+ 24
Total assets	**1,835,709**

Liabilities

Collateral invested for securities on loan	216,545
Payables:	
Fund shares redeemed	1,018
Investment adviser and administrator fees	39
Transfer agent and shareholder service fees	23
Trustee fees	1
Accrued expenses	+ 109
Total liabilities	**217,735**

Net Assets

Total assets	1,835,709
Total liabilities	− 217,735
Net assets	**$1,617,974**

Net Assets by Source

Capital received from investors	1,249,511
Net investment income not yet distributed	8,490
Net realized capital gains	9,260
Net unrealized capital gains	350,713

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$822,978		36,894		$22.31
Select Shares	$794,996		35,560		$22.36

Unless stated, all numbers x 1,000.

The fund paid $1,266,032 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$675,553
Sales/maturities	$890,859

The fund's total security transactions with other Schwab Funds® during the period were $127,782.

These derive from investments and futures.

Federal Tax Data

Portfolio cost	$1,267,201
Net unrealized gains and losses:	
Gains	$457,212
Losses	+ (107,734)
	$349,478
Net undistributed earnings:	
Ordinary income	$8,490
Long-term capital gains	$10,495
Capital losses utilized	$68,700

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends	$17,415
Interest	96
Lending of securities	+ 1,798
Total investment income	**19,309**

Net of $7 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments	81,228
Net realized gains on futures contracts	+ 83
Net realized gains	**81,311**

Net Unrealized Gains and Losses

Net unrealized gains on investments	109,855
Net unrealized gains on futures contracts	+ 31
Net unrealized gains	**109,886**

Expenses

Investment adviser and administrator fees	4,933
Transfer agent and shareholder service fees:	
Investor Shares	2,186
Select Shares	798
Trustees' fees	18
Custodian fees	199
Portfolio accounting fees	230
Professional fees	42
Registration fees	45
Shareholder reports	80
Interest expense	23
Other expenses	+ 30
Total expenses	8,584
Expense reduction	− 169
Net expenses	**8,415**

Increase in Net Assets from Operations

Total investment income	19,309
Net expenses	− 8,415
Net investment income	**10,894**
Net realized gains	81,311
Net unrealized gains	+ 109,886
Increase in net assets from operations	**$202,091**

Calculated as a percentage of average daily net assets: 0.33% of the first $500 million and 0.28% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $24 from the investment adviser (CSIM) and $145 from the transfer agent and shareholder service agent (Schwab). It reflects a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.60
Select Shares	0.42

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $191,197.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$10,894	$12,316
Net realized gains	81,311	215,610
Net unrealized gains or losses	+ 109,886	(67,250)
Increase in net assets from operations	**202,091**	**160,676**

Distributions Paid

Dividends from net investment income

Investor Shares	5,474	5,423
Select Shares	+ 5,977	5,623
Total dividends from net investment income	**$11,451**	**$11,046**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	4,246	$91,743	5,935	$114,857
Select Shares	+ 5,026	109,688	6,358	121,773
Total shares sold	**9,272**	**$201,431**	**12,293**	**$236,630**
Shares Reinvested				
Investor Shares	237	$5,085	270	$5,073
Select Shares	+ 256	5,502	278	5,234
Total shares reinvested	**493**	**$10,587**	**548**	**$10,307**
Shares Redeemed				
Investor Shares	(11,218)	($243,579)	(11,208)	($215,266)
Select Shares	+ (7,843)	(170,831)	(10,118)	(196,867)
Total shares redeemed	**(19,061)**	**($414,410)**	**(21,326)**	**($412,133)**
Net transactions in fund shares	**(9,296)**	**($202,392)**	**(8,485)**	**($165,196)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	81,750	$1,629,726	90,235	$1,645,292
Total decrease	+ (9,296)	(11,752)	(8,485)	(15,566)
End of period	**72,454**	**$1,617,974**	**81,750**	**$1,629,726**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $11,314 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$11,451	$11,046
Long-term capital gains	$—	$—

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

	Current period	Prior period
Investor Shares	$44	$68
Select Shares	+ 50	+ 33
Total	**$94**	**$101**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $8,490 and $9,047 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios
All Equity Portfolio	7.2%
Growth Portfolio	8.2%
Balanced Portfolio	4.9%
Conservative Portfolio	1.9%

Schwab Annuity Portfolios
Growth Portfolio II	0.4%

Schwab Total Stock Market Index Fund®

Financial Statements

Financial Highlights

Investor Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.04	17.48	14.35	16.62	22.49
Income or loss from investment operations:					
Net investment income	0.29	0.19	0.16	0.16	0.15
Net realized and unrealized gains or losses	1.69	1.53	3.14	(2.27)	(5.87)
Total income or loss from investment operations	1.98	1.72	3.30	(2.11)	(5.72)
Less distributions:					
Dividends from net investment income	(0.25)	(0.16)	(0.17)	(0.16)	(0.15)
Net asset value at end of period	20.77	19.04	17.48	14.35	16.62
Total return (%)	10.45	9.93	23.24	(12.86)	(25.55)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.54	0.56	0.53	0.40	0.40
Gross operating expenses	0.54	0.56	0.59	0.62	0.65
Net investment income	1.37	1.07	1.18	1.11	0.94
Portfolio turnover rate	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	600	592	469	263	224

Financial Highlights

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	19.09	17.52	14.37	16.65	22.52
Income or loss from investment operations:					
Net investment income	0.31	0.22	0.20	0.19	0.18
Net realized and unrealized gains or losses	1.71	1.54	3.14	(2.29)	(5.87)
Total income or loss from investment operations	2.02	1.76	3.34	(2.10)	(5.69)
Less distributions:					
Dividends from net investment income	(0.28)	(0.19)	(0.19)	(0.18)	(0.18)
Net asset value at end of period	20.83	19.09	17.52	14.37	16.65
Total return (%)	10.63	10.10	23.50	(12.81)	(25.40)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.39	0.39	0.36	0.27	0.27
Gross operating expenses	0.39	0.41	0.44	0.47	0.50
Net investment income	1.52	1.23	1.35	1.24	1.07
Portfolio turnover rate	2	2	3	2	2
Net assets, end of period ($ x 1,000,000)	617	548	429	264	257

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio holdings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio holdings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain characteristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

- ❶ Top ten holding
- • Non-income producing security
- ▲ All or a portion of this security is held as collateral for open futures contracts
- ▮ Issuer is affiliated with the fund's adviser

	Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.6%	**Common Stock**	1,058,474	1,212,821
0.3%	**Short-Term Investment**	3,196	3,196
0.0%	**U.S. Treasury Obligations**	274	274
0.0%	**Preferred Stock**	64	74
0.0%	**Warrants**	147	—
0.0%	**Rights**	—	—
99.9%	**Total Investments**	**1,062,155**	**1,216,365**
2.2%	**Collateral Invested for Securities on Loan**	26,922	26,922
(2.1)%	**Other Assets and Liabilities, Net**		(26,001)
100.0%	**Total Net Assets**		**1,217,286**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Common Stock 99.6% of net assets		
Automobiles & Components 0.6%		
Other Securities	**0.6**	**6,867**
Banks 7.3%		
▲❼ Bank of America Corp. 338,518	1.2	14,807
U.S. Bancorp 158,531	0.4	4,689
Wachovia Corp. 133,649	0.6	6,752
Wells Fargo & Co. 137,577	0.7	8,282
Other Securities	4.4	54,573
	7.3	**89,103**
Business Services 0.1%		
Other Securities	**0.1**	**1,052**
Capital Goods 7.6%		
3M Co. 65,000	0.4	4,939
The Boeing Co. 68,800	0.4	4,447
▲❷ General Electric Co. 854,566	2.4	28,978
Other Securities	4.4	53,970
	7.6	**92,334**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Commercial Services & Supplies 1.6%		
Other Securities	**1.6**	**19,884**
Consumer Durables & Apparel 1.8%		
Other Securities	**1.8**	**22,351**
Diversified Financials 7.0%		
American Express Co. 105,150	0.4	5,233
▌The Charles Schwab Corp. 111,120	0.1	1,689
▲❹ Citigroup, Inc. 427,436	1.6	19,568
Goldman Sachs Group, Inc. 38,700	0.4	4,891
JPMorgan Chase & Co. 295,944	0.9	10,838
Merrill Lynch & Co., Inc. 79,800	0.4	5,166
Morgan Stanley 90,300	0.4	4,913
Other Securities	2.8	32,320
	7.0	**84,618**
Energy 8.6%		
ChevronTexaco Corp. 192,819	0.9	11,004
ConocoPhillips 112,196	0.6	7,335
▲❶ Exxon Mobil Corp. 537,816	2.5	30,193
Schlumberger Ltd. 50,000	0.4	4,539
Other Securities	4.2	52,071
	8.6	**105,142**
Food & Staples Retailing 2.3%		
❿ Wal-Mart Stores, Inc. 289,200	1.1	13,682
Other Securities	1.2	14,531
	2.3	**28,213**
Food Beverage & Tobacco 4.6%		
Altria Group, Inc. 168,800	1.0	12,668
The Coca-Cola Co. 202,200	0.7	8,650
PepsiCo, Inc. 140,800	0.7	8,319
Other Securities	2.2	26,241
	4.6	**55,878**
Health Care Equipment & Services 5.6%		
Medtronic, Inc. 98,374	0.5	5,574

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
UnitedHealth Group, Inc. 102,600	0.5	5,940
Other Securities	4.6	56,300
	5.6	**67,814**
Hotels Restaurants & Leisure 1.8%		
Other Securities	**1.8**	**21,909**
Household & Personal Products 2.0%		
▲❺ Procter & Gamble Co. 290,815	1.3	16,283
Other Securities	0.7	8,224
	2.0	**24,507**
Insurance 5.3%		
❽ American International Group, Inc. 211,922	1.1	13,733
• Berkshire Hathaway, Inc., Class A 119	0.9	10,222
Other Securities	3.3	40,656
	5.3	**64,611**
Materials 3.3%		
Other Securities	**3.3**	**39,827**
Media 3.8%		
Time Warner, Inc. 367,052	0.5	6,545
Viacom, Inc., Class B 144,012	0.4	4,460
Other Securities	2.9	35,149
	3.8	**46,154**
Pharmaceuticals & Biotechnology 7.1%		
Abbott Laboratories 125,705	0.5	5,412
• Amgen, Inc. 103,268	0.6	7,824
Eli Lilly & Co. 92,400	0.4	4,601
• Genentech, Inc. 83,300	0.6	7,547
❻ Johnson & Johnson 246,370	1.3	15,428
Merck & Co., Inc. 183,552	0.4	5,180
❾ Pfizer, Inc. 631,552	1.1	13,730
Wyeth 109,400	0.4	4,875
Other Securities	1.8	22,245
	7.1	**86,842**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Real Estate 2.1%		
Other Securities	**2.1**	**26,128**
Retailing 4.2%		
Home Depot, Inc. 181,000	0.6	7,428
Other Securities	3.6	43,559
	4.2	**50,987**
Semiconductors & Semiconductor Equipment 2.8%		
Intel Corp. 533,832	1.0	12,545
Other Securities	1.8	21,071
	2.8	**33,616**
Software & Services 6.3%		
• Google, Inc., Class A 22,500	0.7	8,373
▲❸ Microsoft Corp. 884,960	1.9	22,743
• Oracle Corp. 429,500	0.5	5,446
Other Securities	3.2	39,492
	6.3	**76,054**
Technology Hardware & Equipment 6.2%		
• Cisco Systems, Inc. 563,969	0.8	9,841
• Dell, Inc. 202,100	0.5	6,443
Hewlett-Packard Co. 252,916	0.6	7,092
International Business Machines Corp. 135,450	0.9	11,091
Qualcomm, Inc. 135,100	0.4	5,372
Other Securities	3.0	36,004
	6.2	**75,843**
Telecommunication Services 2.6%		
SBC Communications, Inc. 281,016	0.6	6,702
Sprint Corp. (FON Group) 229,430	0.4	5,348
Verizon Communications, Inc. 232,468	0.6	7,325
Other Securities	1.0	12,850
	2.6	**32,225**
Telephone 0.0%		
Other Securities	**0.0**	**5**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Transportation 1.7%		
United Parcel Service, Inc., Class B 91,480	0.6	6,673
Other Securities	1.1	13,899
	1.7	**20,572**
Utilities 3.3%		
Other Securities	**3.3**	**40,285**
Preferred Stock 0.0% of net assets		
Real Estate 0.0%		
Other Securities	**0.0**	**74**
Warrants 0.0% of net assets		
Media 0.0%		
Other Securities	**0.0**	**—**
Software & Services 0.0%		
Other Securities	**0.0**	**—**
Rights 0.0% of net assets		
Pharmaceuticals & Biotechnology 0.0%		
Other Securities	**0.0**	**—**

Security Rate, Maturity Date Face Amount ($ x 1,000)		
Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 3,196	**0.3**	**3,196**
U.S. Treasury Obligations 0.0% of net assets		
▲ U.S. Treasury Bills 3.46%-3.53%, 12/15/05 275	**0.0**	**274**

End of investments.

Summary of Portfolio Holdings continued

Security and Number of Shares	Value ($ x 1,000)

Collateral Invested for Securities on Loan 2.2% of net assets	

Short-Term Investment 2.2%

Securities Lending Investments Fund 26,921,966	**26,922**

End of collateral invested for securities on loan.

In addition to the above, the fund held the following at 10/31/05. All numbers x $1,000 except number of contracts.

Futures Contracts			
	Number of Contracts	Contract Value	Unrealized Gains
S&P 500 Index, e-mini, Long Expires 12/18/05	55	3,327	**65**

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Unless stated, all numbers x 1,000.

Assets

Investments, at value (including $26,507 of securities on loan)	$1,216,365
Collateral invested for securities on loan	26,922
Receivables:	
Fund shares sold	1,024
Dividends	992
Due from brokers for futures	107
Income from securities on loan	15
Prepaid expenses	+ 18
Total assets	**1,245,443**

The fund paid $1,062,155 for these securities.

Includes securities valued at fair value worth $9 or 0.0% of the fund's total net assets.

Liabilities

Collateral invested for securities on loan	26,922
Payables:	
Fund shares redeemed	1,107
Investment adviser and administrator fees	25
Transfer agent and shareholder service fees	17
Interest expense	3
Accrued expenses	+ 83
Total liabilities	**28,157**

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$27,611
Sales/maturities	$43,444

The fund's total security transactions with other Schwab Funds® during the period were $652.

Net Assets

Total assets	1,245,443
Total liabilities	− 28,157
Net assets	**$1,217,286**

Net Assets by Source

Capital received from investors	1,069,522
Net investment income not yet distributed	11,788
Net realized capital losses	(18,299)
Net unrealized capital gains	154,275

These derive from investments and futures.

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$599,976		28,883		$20.77
Select Shares	$617,310		29,633		$20.83

Federal Tax Data

Portfolio Cost	$1,063,013
Net unrealized gains and losses:	
Gains	$327,833
Losses	+ (174,481)
	$153,352
Net undistributed earnings:	
Ordinary income	$11,792
Long-term capital gains	$−
Capital losses utilized	$4,388
Unused capital losses:	
Expires 10/31 of:	Loss amount
2009	$1,044
2010	11,486
2011	3,976
2012	+ 874
	$17,380

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Unless stated, all numbers x 1,000.

Investment Income

Dividends		$22,841
Interest		57
Lending of securities	+	221
Total investment income		**23,119**

Net of $2 foreign withholding tax.

Net Realized Gains and Losses

Net realized gains on investments		3,493
Net realized gains on futures contracts	+	501
Net realized gains		**3,994**

Net Unrealized Gains and Losses

Net unrealized gains on investments		97,843
Net unrealized losses on futures contracts	+	(14)
Net unrealized gains		**97,829**

Expenses

Investment adviser and administrator fees		3,060
Transfer agent and shareholder service fees:		
Investor Shares		1,548
Select Shares		590
Trustees' fees		13
Custodian fees		82
Portfolio accounting fees		171
Professional fees		41
Registration fees		66
Shareholder reports		65
Interest expense		6
Other expenses	+	36
Total expenses		5,678
Expense reduction	–	36
Net expenses		**5,642**

Calculated as a percentage of average daily net assets: 0.30% of the first $500 million and 0.22% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

This reduction was made by the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through February 27, 2006, as follows:

Share Class	**% of Average Daily Net Assets**
Investor Shares	0.58
Select Shares	0.39

These limits exclude interest, taxes and certain non-routine expenses.

Increase in Net Assets from Operations

Total investment income		23,119
Net expenses	–	5,642
Net investment income		**17,477**
Net realized gains		3,994
Net unrealized gains	+	97,829
Increase in net assets from operations		**$119,300**

These add up to a net gain on investments of $101,823.

 See financial notes.

Statements of

Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$17,477	$12,208
Net realized gains	3,994	286
Net unrealized gains	+ 97,829	83,701
Increase in net assets from operations	**119,300**	**96,195**

Distributions Paid

Dividends from net investment income		
Investor Shares	7,770	4,522
Select Shares	+ 7,956	4,835
Total dividends from net investment income	**$15,726**	**$9,357**

Transactions in Fund Shares

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	VALUE	SHARES	VALUE
Shares Sold				
Investor Shares	5,085	$102,573	9,767	$180,735
Select Shares	+ 6,795	138,664	8,998	165,692
Total shares sold	**11,880**	**$241,237**	**18,765**	**$346,427**
Shares Reinvested				
Investor Shares	362	$7,203	237	$4,213
Select Shares	+ 328	6,531	222	3,957
Total shares reinvested	**690**	**$13,734**	**459**	**$8,170**
Shares Redeemed				
Investor Shares	(7,672)	($155,939)	(5,759)	($106,552)
Select Shares	+ (6,203)	(126,000)	(5,002)	(92,791)
Total shares redeemed	**(13,875)**	**($281,939)**	**(10,761)**	**($199,343)**
Net transactions in fund shares	**(1,305)**	**($26,968)**	**8,463**	**$155,254**

Shares Outstanding and Net Assets

	11/1/04–10/31/05		11/1/03–10/31/04	
	SHARES	NET ASSETS	SHARES	NET ASSETS
Beginning of period	59,821	$1,140,680	51,358	$898,588
Total increase or decrease	+ (1,305)	76,606	8,463	242,092
End of period	**58,516**	**$1,217,286**	**59,821**	**$1,140,680**

Unless stated, all numbers x 1,000.

Unaudited

For corporations, 100% of the fund's dividends for the report period qualify for the dividends-received deduction.

The fund designates $15,726 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid are:

	Current period	Prior period
Ordinary income	$15,726	$9,357
Long-term capital gains	$–	$–

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 0.75% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:	
Investor Shares	$38
Select Shares	+ 32
Total	**$70**
Prior period:	
Investor Shares	$70
Select Shares	+ 59
Total	**$129**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $11,788 and $10,037 at the end of the current period and prior period, respectively.

See financial notes. 59

Schwab International Index Fund®

Financial Statements

Financial Highlights

Investor Shares	**11/1/04–10/31/05**	11/1/03–10/31/04	11/1/02–10/31/03	11/1/01–10/31/02	11/1/00–10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	14.82	12.74	10.47	12.22	17.13
Income or loss from investment operations:					
Net investment income	0.35	0.26	0.23	0.21	0.15
Net realized and unrealized gains or losses	2.18	2.05	2.25	(1.82)	(4.81)
Total income or loss from investment operations	2.53	2.31	2.48	(1.61)	(4.66)
Less distributions:					
Dividends from net investment income	(0.28)	(0.23)	(0.21)	(0.14)	(0.25)
Net asset value at end of period	17.07	14.82	12.74	10.47	12.22
Total return (%)	17.30	18.40	24.24	(13.34)	(27.58)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.68	0.69	0.65	0.58	0.58
Gross operating expenses	0.72	0.73	0.74	0.76	0.75
Net investment income	2.05	1.78	2.01	1.70	1.14
Portfolio turnover rate	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	595	550	494	443	519

 See financial notes.

Select Shares	11/1/04– 10/31/05	11/1/03– 10/31/04	11/1/02– 10/31/03	11/1/01– 10/31/02	11/1/00– 10/31/01
Per-Share Data ($)					
Net asset value at beginning of period	14.83	12.75	10.47	12.23	17.14
Income or loss from investment operations:					
Net investment income	0.38	0.28	0.25	0.21	0.16
Net realized and unrealized gains or losses	2.19	2.05	2.26	(1.82)	(4.80)
Total income or loss from investment operations	2.57	2.33	2.51	(1.61)	(4.64)
Less distributions:					
Dividends from net investment income	(0.31)	(0.25)	(0.23)	(0.15)	(0.27)
Net asset value at end of period	17.09	14.83	12.75	10.47	12.23
Total return (%)	17.56	18.56	24.50	(13.31)	(27.45)
Ratios/Supplemental Data (%)					
Ratios to average net assets:					
Net operating expenses	0.50	0.50	0.49	0.47	0.47
Gross operating expenses	0.57	0.58	0.59	0.61	0.60
Net investment income	2.23	1.97	2.19	1.81	1.25
Portfolio turnover rate	10	1	7	13	18
Net assets, end of period ($ x 1,000,000)	776	687	629	536	616

Summary of Portfolio Holdings as of October 31, 2005

This section shows the fund's 50 largest portfolio hold-ings in unaffiliated issuers and any holding exceeding 1% of the fund's net assets. The remaining securities held by the fund are grouped as "Other Securities" in each category. You can request a complete schedule of portfolio holdings as of the end of the report period, free of charge, by calling Schwab Funds® at 1-800-435-4000. This complete schedule, filed on the fund's Form N-CSR, is also available on the SEC's website at http://www.sec.gov. In addition, the fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The fund's Form N-Q is available on the SEC's website and may be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for information on the operation of the Public Reference Room. A copy of the fund's most recently filed quarterly schedule of portfolio hold-ings, included on the fund's Form N-CSR (with respect to the fund's second and fourth fiscal quarters) or Form N-Q (with respect to the fund's first and third fiscal quarters), is available by visiting Schwab's website at www.schwab.com/schwabfunds.

We use the symbols below to designate certain charac-teristics of the securities. With the top ten holdings, the number in the circle is the security's rank among the top ten. For the characteristics of the securities included under "Other Securities" and for securities valued at fair value, please refer to the complete schedule of portfolio holdings.

❶ Top ten holding

■ All or a portion of this security is on loan

Holdings by Category	Cost ($x1,000)	Value ($x1,000)
99.4% Foreign Common Stock	958,909	1,362,937
0.3% Short-Term Investment	4,247	4,247
0.1% Foreign Preferred Stock	766	1,042
0.0% Warrants	200	—
99.8% Total Investments	964,122	1,368,226
6.2% Collateral Invested for Securities on Loan	85,164	85,164
(6.0)% Other Assets and Liabilities, Net		(82,204)
100.0% Total Net Assets		1,371,186

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Foreign Common Stock 99.4% of net assets		
Australia 4.3%		
BHP Billiton Ltd. 600,162	0.7	9,309
Other Securities	3.6	50,254
	4.3	59,563
Belgium 0.9%		
Other Securities	0.9	12,114
Canada 6.5%		
■ Manulife Financial Corp. 131,759	0.5	6,860
■ Royal Bank of Canada 107,744	0.5	7,605
Other Securities	5.5	74,820
	6.5	89,285
Denmark 0.7%		
Other Securities	0.7	9,313
France 10.3%		
AXA SA 260,843	0.6	7,556
BNP Paribas 132,633	0.7	10,060
Sanofi-Aventis 173,827	1.0	13,927
Societe Generale, Class A 61,146	0.5	6,984
■❺ Total SA 102,990	1.9	25,920
Other Securities	5.6	76,843
	10.3	141,290
Germany 7.4%		
Allianz AG 59,288	0.6	8,388
BASF AG 94,612	0.5	6,824
DaimlerChrysler AG 142,504	0.5	7,142
■ Deutsche Bank AG 94,035	0.6	8,817
Deutsche Telekom AG 411,262	0.5	7,274
E.ON AG 112,817	0.7	10,225
Siemens AG 144,278	0.8	10,747
Other Securities	3.2	42,876
	7.4	102,293
Hong Kong / China 1.0%		
Other Securities	1.0	14,204

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Ireland 0.1%		
Other Securities	**0.1**	**989**
Italy 3.4%		
■ ENI-Ente Nazionale Idrocarburi SPA 429,220	0.8	11,490
Other Securities	2.6	34,922
	3.4	**46,412**
Japan 19.8%		
Canon, Inc. 139,395	0.5	7,381
Honda Motor Co. Ltd. 141,539	0.6	7,874
Mitsubishi UFJ Financial Group, Inc. 988	0.9	12,423
Mizuho Financial Group, Inc. 1,395	0.7	9,316
Nippon Telegraph & Telephone Corp. 1,667	0.6	7,971
Sumitomo Mitsui Financial Group, Inc. 938	0.6	8,666
Takeda Pharmaceutical Co. Ltd. 141,200	0.6	7,742
❽ Toyota Motor Corp. 442,703	1.5	20,535
Other Securities	13.8	189,961
	19.8	**271,869**
Netherlands 3.7%		
ABN Amro Holdings NV 311,572	0.5	7,370
ING Groep NV 366,162	0.8	10,561
Unilever NV 94,924	0.5	6,680
Other Securities	1.9	25,767
	3.7	**50,378**
Spain 4.2%		
Banco Bilbao Vizcaya Argentaria SA 590,624	0.8	10,416
Banco Santander Central Hispano SA 1,036,437	1.0	13,199
Telefonica SA 830,416	1.0	13,256
Other Securities	1.4	20,619
	4.2	**57,490**

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
Sweden 2.0%		
Telefonaktiebolaget LM Ericsson, Class B 2,453,793	0.6	8,044
Other Securities	1.4	18,996
	2.0	**27,040**
Switzerland 7.7%		
Credit Suisse Group 190,854	0.6	8,445
❾ Nestle SA, Registered 67,591	1.5	20,133
❻ Novartis AG, Registered 430,836	1.7	23,180
❿ Roche Holdings — Genus 121,834	1.3	18,209
UBS AG, Registered 177,232	1.1	15,115
Other Securities	1.5	20,245
	7.7	**105,327**
United Kingdom 27.4%		
AstraZeneca PLC 284,404	0.9	12,722
Barclays PLC 1,124,769	0.8	11,146
❶ BP PLC 3,683,430	3.0	40,802
Diageo PLC 523,989	0.6	7,739
❹ GlaxoSmithKline PLC 1,023,700	1.9	26,625
HBOS PLC 673,991	0.7	9,956
❷ HSBC Holdings PLC 1,947,777	2.2	30,602
Lloyds TSB Group PLC 957,348	0.6	7,829
Rio Tinto PLC 188,475	0.5	7,181
Royal Bank of Scotland Group PLC 549,711	1.1	15,222
❼ Royal Dutch Shell PLC, A Shares 749,220	1.7	23,104
Royal Dutch Shell PLC, B Shares 497,774	1.2	16,237
Tesco PLC 1,376,566	0.5	7,330
❸ Vodafone Group PLC 11,087,405	2.1	29,109
Other Securities	9.6	129,766
	27.4	**375,370**

Summary of Portfolio Holdings continued

Security and Number of Shares	% of Net Assets	Value ($ x 1,000)
United States 0.0%		
Other Securities	**0.0**	—

Foreign Preferred Stock 0.1% of net assets		
Germany 0.1%		
Other Securities	**0.1**	**1,042**

Warrants 0.0% of net assets		
France 0.0%		
Other Securities	**0.0**	—
United States 0.0%		
Other Securities	**0.0**	—

Security
  Rate, Maturity Date
  Face Amount ($ x 1,000)

Short-Term Investment 0.3% of net assets		
Wachovia Bank, Grand Cayman Time Deposit 3.48%, 11/01/05 4,247	**0.3**	**4,247**

End of investments.

The foreign securities were valued at fair value in accordance with board approved procedures (see Accounting Policies).

Security and Number of Shares	Value ($ x 1,000)
Collateral Invested for Securities on Loan 6.2% of net assets	
Other Investment Companies 6.2%	
Securities Lending Investments Fund 85,164,128	**85,164**

End of collateral invested for securities on loan.

Statement of
Assets and Liabilities

As of October 31, 2005. All numbers x 1,000 except NAV.

Assets

Investments, at value (including $81,513 of securities on loan)	$1,368,226
Collateral invested for securities on loan	85,164
Foreign currency	329
Receivables:	
Fund shares sold	1,273
Dividends	2,155
Income from securities on loan	33
Dividend tax reclaim	238
Prepaid expenses	+ 25
Total assets	**1,457,443**

Liabilities

Collateral invested for securities on loan	85,164
Cash overdraft	309
Payables:	
Fund shares redeemed	544
Investment adviser and administrator fees	38
Transfer agent and shareholder service fees	27
Accrued expenses	+ 175
Total liabilities	**86,257**

Net Assets

Total assets	1,457,443
Total liabilities	− 86,257
Net assets	**$1,371,186**

Net Assets by Source

Capital received from investors	1,238,568
Net investment income not yet distributed	25,265
Net realized capital losses	(296,707)
Net unrealized capital gains	404,060

Net Asset Value (NAV) by Share Class

Share Class	Net Assets	÷	Shares Outstanding	=	NAV
Investor Shares	$595,389		34,871		$17.07
Select Shares	$775,797		45,402		$17.09

Unless stated, all numbers x 1,000.

The fund paid $964,122 for these securities.

Not counting short-term obligations and government securities, the fund's security transactions during the period were:

Purchases	$131,589
Sales/maturities	$188,232

The fund's total security transactions with other Schwab Funds® during the period were $7,302.

The fund paid $321 for these currencies.

Federal Tax Data

Portfolio cost	$969,936

Net unrealized gains and losses:	
Gains	$454,477
Losses	+ (56,187)
	$398,290

As of October 31, 2005:

Net undistributed earnings:	
Ordinary income	$26,505
Long-term capital gains	$—
Capital losses utilized	$16,242

Unused capital losses:	
Expires 10/31 of:	Loss amount
2008	1,176
2009	130,942
2010	112,722
2011	39,016
2012	+ 8,278
	$292,134

Reclassifications:	
Net realized capital gains	$813
Reclassified as:	
Net investment income not yet distributed	($813)

See financial notes. 65

Statement of
Operations

For November 1, 2004 through October 31, 2005. All numbers x 1,000.

Investment Income

Dividends		$35,822
Interest		107
Securities on loan	+	1,179
Total investment income		**37,108**

Net Realized Gains and Losses

Net realized gains on investments		16,890
Net realized losses on foreign currency transactions	+	(1,075)
Net realized gains		**15,815**

Net Unrealized Gains and Losses

Net unrealized gains on investments		169,763
Net unrealized losses on foreign currency transactions	+	(93)
Net unrealized gains		**169,670**

Expenses

Investment adviser and administrator fees		5,414
Transfer agent and shareholder service fees:		
Investor Shares		1,480
Select Shares		767
Trustees' fees		15
Custodian fees		587
Portfolio accounting fees		190
Professional fees		43
Registration fees		45
Shareholder reports		75
Interest expense		4
Other expenses	+	69
Total expenses		8,689
Expense reduction	−	835
Net expenses		**7,854**

Increase in Net Assets from Operations

Total investment income		37,108
Net expenses	−	7,854
Net investment income		**29,254**
Net realized gains		15,815
Net unrealized gains	+	169,670
Increase in net assets from operations		**$214,739**

Unless stated, all numbers x 1,000.

Net of $4,537 foreign withholding tax.

Calculated as a percentage of average daily net assets: 0.43% of the first $500 million and 0.38% of the assets beyond that. These fees are paid to Charles Schwab Investment Management, Inc. (CSIM).

Calculated as a percentage of average daily net assets: for transfer agent services, 0.05% of the fund's assets; for shareholder services, 0.20% and 0.05% of the assets of each respective share class. These fees are paid to Charles Schwab & Co., Inc. (Schwab).

For the fund's independent trustees only.

Includes $539 from the investment adviser (CSIM) and $296 from the transfer agent and shareholder service agent (Schwab). These reductions reflect a guarantee by CSIM and Schwab to limit the net operating expenses of this fund through at least February 27, 2006, as follows:

Share Class	% of Average Daily Net Assets
Investor Shares	0.69
Select Shares	0.50

These limits exclude interest, taxes and certain non-routine expenses.

These add up to a net gain on investments of $185,485.

 See financial notes.

Statements of
Changes in Net Assets

For the current and prior report periods. All numbers x 1,000.

Operations

	11/1/04–10/31/05	11/1/03–10/31/04
Net investment income	$29,254	$22,962
Net realized gains or losses	15,815	(7,817)
Net unrealized gains	+ 169,670	187,892
Increase in net assets from operations	**214,739**	**203,037**

Distributions Paid

Dividends from net investment income		
Investor Shares	10,423	9,069
Select Shares	+ 14,231	12,465
Total dividends from net investment income	**$24,654**	**$21,534**

Transactions in Fund Shares

	11/1/04–10/31/05 SHARES	11/1/04–10/31/05 VALUE	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 VALUE
Shares Sold				
Investor Shares	5,337	$85,930	5,725	$80,057
Select Shares	+ 7,993	128,120	5,772	80,804
Total shares sold	**13,330**	**$214,050**	**11,497**	**$160,861**
Shares Reinvested				
Investor Shares	617	$9,445	629	$8,293
Select Shares	+ 864	13,224	882	11,628
Total shares reinvested	**1,481**	**$22,669**	**1,511**	**$19,921**
Shares Redeemed				
Investor Shares	(8,209)	($132,435)	(7,955)	($111,302)
Select Shares	+ (9,795)	(160,690)	(9,688)	(136,414)
Total shares redeemed	**(18,004)**	**($293,125)**	**(17,643)**	**($247,716)**
Net transactions in fund shares	**(3,193)**	**($56,406)**	**(4,635)**	**($66,934)**

Shares Outstanding and Net Assets

	11/1/04–10/31/05 SHARES	11/1/04–10/31/05 NET ASSETS	11/1/03–10/31/04 SHARES	11/1/03–10/31/04 NET ASSETS
Beginning of period	83,466	$1,237,507	88,101	$1,122,938
Total increase or decrease	+ (3,193)	133,679	(4,635)	114,569
End of period	**80,273**	**$1,371,186**	**83,466**	**$1,237,507**

Unless stated, all numbers x 1,000.

Unaudited

The fund designates $22,047 of the dividend distribution for the fiscal year ended 10/31/05 as qualified dividends for the purpose of the maximum rate under Section 1(h)(ii) of the Internal Revenue Code. Shareholders will be notified in January 2006 via IRS Form 1099 of the amounts for use in preparing their 2005 income tax return.

The tax-basis components of distributions paid were:

	Current period	Prior period
Ordinary income	$24,654	$21,534
Long-term capital gains	$—	$—

For shares purchased on or before 4/29/05 and held less than 180 days, the fund charges 1.50% redemption fee. For shares purchased after 4/29/05 and held less than 30 days, the fund charges 2.00% redemption fee.

Current period:	
Investor Shares	$52
Select Shares	+ 106
Total	**$158**
Prior period:	
Investor Shares	$50
Select Shares	+ 22
Total	**$72**

Dollar amounts are net of the redemption fee proceeds.

Includes distributable net investment income in the amount of $25,265 and $21,478 at the end of the current period and prior period, respectively.

Percent of fund shares owned by other Schwab Funds® as of the end of the current period:

Schwab MarketTrack Portfolios	
All Equity Portfolio	10.1%
Growth Portfolio	9.6%
Balanced Portfolio	5.7%
Conservative Portfolio	2.2%
Schwab Annuity Portfolios	
Growth Portfolio II	0.5%

See financial notes. 67

Financial Notes

Business Structure of the Funds

Each of the funds discussed in this report is a series of a no-load, open-end management investment company. Each of these companies is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended. The sidebar shows the funds in this report by trust.

The funds offer multiple share classes. For any given fund, shares of each class represent interests in the same portfolio, but each class has different expenses and investment minimums. In addition, one share class, e.Shares, is available only to clients of Schwab Institutional®, Charles Schwab Trust Company and certain tax-advantaged retirement plans, and can only be traded electronically.

Fund	Investor Shares	Select Shares	e.Shares
S&P 500 Index Fund	•	•	•
Schwab 1000 Index Fund	•	•	
Small-Cap Index Fund	•	•	
Total Stock Market Index Fund	•	•	
International Index Fund	•	•	

For these funds, shares are bought and sold at net asset value (NAV), which is the price for all outstanding shares. Each share has a par value of 1/1,000 of a cent, and the trusts may issue as many shares as necessary.

The Trusts and Their Funds

This list shows the trust containing each fund in this report, along with all other funds included in these trusts. The funds discussed in this report are highlighted.

Schwab Investments organized October 26, 1990

Schwab 1000 Index Fund
Schwab Short-Term Bond Market Fund
Schwab Total Bond Market Fund
Schwab YieldPlus Fund
Schwab Tax-Free YieldPlus Fund
Schwab Short/Intermediate Tax-Free Bond Fund
Schwab Long-Term Tax-Free Bond Fund
Schwab California Short/Intermediate Tax-Free Bond Fund
Schwab California Tax-Free YieldPlus Fund
Schwab California Long-Term Tax-Free Bond Fund
Schwab GNMA Fund

Schwab Capital Trust organized May 7, 1993

Schwab S&P 500 Index Fund
Schwab Institutional Select S&P 500 Fund
Schwab Small-Cap Index Fund
Schwab Total Stock Market Index Fund
Schwab International Index Fund
Schwab MarketTrack All Equity Portfolio
Schwab MarketTrack Growth Portfolio
Schwab MarketTrack Balanced Portfolio
Schwab MarketTrack Conservative Portfolio
Laudus U.S. MarketMasters Fund
Laudus Balanced MarketMasters Fund
Laudus Small-Cap MarketMasters Fund
Laudus International MarketMasters Fund
Schwab Premier Equity Fund
Schwab Core Equity Fund
Schwab Dividend Equity Fund
Schwab Large-Cap Growth Fund
Schwab Small-Cap Equity Fund
Schwab Hedged Equity Fund
Schwab Financial Services Fund
Schwab Health Care Fund
Schwab Technology Fund
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Fund Operations

Most of the funds' investments are described in the fund-by-fund sections earlier in this report. However, there are certain other fund operations and policies that may affect a fund's financials, as described below. Other policies concerning the funds' business operations also are described here.

The funds pay dividends from net investment income and make distributions from net capital gains once a year.

The funds may invest in futures contracts. Futures contracts involve certain risks because they can be very sensitive to market movements.

One risk is that the price of a futures contract may not move in perfect correlation with the price of the underlying securities. Another risk is that, at certain times, it may be impossible for a fund to close out a position in a futures contract, due to a difference in trading hours or to market conditions that may reduce the liquidity for a futures contract or its underlying securities. The potential for losses associated with futures contracts may exceed amounts recorded in the Statement of Assets and Liabilities.

Because futures carry inherent risks, a fund must give the broker a deposit of cash and/or securities (the "initial margin") whenever it enters into a futures contract. The amount of the deposit may vary from one contract to another, but it is generally a percentage of the contract amount.

Futures are traded publicly on exchanges, and their market value changes daily. A fund records the change in market value of futures, and also the change in the amount of margin deposit required ("due to/from broker").

The Schwab International Index Fund may invest in forward currency contracts in connection with the purchase and sale of portfolio securities to minimize the uncertainty of changes in future exchange rates.

"Forwards," as they are known, are contracts to buy and sell a currency at a set price on a future date. Forwards are similar to futures except that they are not publicly traded, but are agreements directly between two parties.

As with futures, forwards involve certain risks that are not fully reflected in the fund's financials. If counterparties to the contracts are unable to meet the terms of the contracts or if the value of the foreign currency changes unfavorably, the fund could sustain a loss.

The funds may loan securities to certain brokers, dealers and other financial institutions who pay the funds negotiated fees. The funds receive cash, letters of credit or U.S. government securities as collateral on these loans. All of the cash collateral received is reinvested in high quality, short-term investments. The value of the collateral must be at least 102% of the market value of the loaned securities as of the first day of the loan, and at least 100% each day thereafter. If the value of the collateral falls below 100%, it will be adjusted the following day.

The funds pay fees to affiliates of the investment adviser for various services. Through their trusts, the funds have agreements with Charles Schwab Investment Management, Inc. (CSIM) to provide investment advisory and administrative services and with Charles Schwab & Co., Inc. (Schwab) to provide transfer agent and shareholder services.

Although these agreements specify certain fees for these services, CSIM and Schwab have made additional agreements with the funds that may limit the total expenses charged. The rates and limitations for these fees vary from fund to fund, and are described in each fund's Statement of Operations.

The funds may engage in certain transactions involving related parties. For instance, a fund may own shares of The Charles Schwab Corporation if that company is included in its index. The funds also may let other Schwab Funds® buy and sell fund shares, particularly Schwab MarketTrack Portfolios®, which seek to provide investors with allocated portfolios of Schwab index funds.

The funds may make direct transactions with certain other Schwab Funds when practical. When one fund is seeking to sell a security that another is seeking to buy, an interfund transaction can allow both funds to benefit by reducing transaction costs. This practice is limited to funds that share the same investment adviser, trustees and officers.

Pursuant to an exemptive order issued by the SEC, the funds may enter into interfund borrowing and lending transactions within the Schwab Funds. All loans are for temporary or emergency purposes only. The interest rate charged on the loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The interfund lending facility is subject to the oversight and periodic review of the Board of Trustees of the Schwab Funds.

Trustees may include people who are officers and/or directors of the investment adviser or Schwab. Federal securities law limits the percentage of such "interested persons" who may serve on a trust's board, and the trusts were in compliance with these limitations throughout the report period. The trusts did not pay any of these persons for their service as trustees, but they did pay the non-interested persons (independent trustees), as noted in each fund's Statement of Operations.

The funds may borrow money from banks and custodians. The funds may obtain temporary bank loans through the trusts to which they belong, to use for meeting shareholder redemptions or for extraordinary or emergency purposes. The Schwab Funds have custodian overdraft facilities and line of credit arrangements of $150 million and $100 million with PNC Bank, N.A. and Bank of America,

N.A., respectively. The funds pay interest on the amounts they borrow at rates that are negotiated periodically.

Fund	Amount outstanding at 10/31/05 ($ x 1,000)	Average borrowing* ($ x 1,000)	Weighted average interest rate* (%)
Schwab S&P 500 Index Fund	1,045	7,639	3.30
Schwab 1000 Index Fund	–	4,548	3.15
Schwab Small-Cap Index Fund	–	2,272	3.07
Schwab Total Stock Market Index Fund	–	905	3.77
Schwab International Index Fund	309	2,464	4.03

* Based on the number of days for which the borrowing is outstanding.

The funds intend to meet federal income and excise tax requirements for regulated investment companies. Accordingly, the funds distribute substantially all of their net investment income and net realized capital gains (if any) to their respective shareholders each year. As long as a fund meets the tax requirements, it is not required to pay federal income tax. The net investment income and net realized capital gains and losses may differ for financial statement and tax purposes primarily due to differing treatments of wash sale losses and foreign currency transactions.

Under the funds' organizational documents, its officers and trustees are indemnified against certain liability arising out of the performance of their duties to the funds. In addition, in the normal course of business the funds enter into contracts with their vendors and others that provide general indemnifications. The funds' maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds. However, based on experience, the funds expect the risk of loss to be remote.

Accounting Policies

The following are the main policies the funds use in preparing their financial statements.

The funds value the securities in their portfolios every business day. The funds use the following policies to value various types of securities:

• **Securities traded on an exchange or over-the-counter:** valued at the closing value for the day, or, on days when no closing value has been reported, halfway between the most recent bid and asked quotes. Securities that are primarily traded on foreign exchanges are valued at the closing values of such securities on their respective exchanges with these values then translated into U.S. dollars at the current exchange rate.

• **Securities for which no market quotations are readily available** or when a significant event has occurred between the time of the security's last close and the time that a fund calculates net asset value: valued at fair value, as determined in good faith by the fund's investment adviser using guidelines adopted by the fund's Board of Trustees and the Pricing Committee. Some of the more common reasons that may necessitate that a security be valued at fair value include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when under normal conditions it would be open; or the security's primary pricing source is not able or willing to provide a price.

Also, the foreign securities held by International Index Fund are fair valued if a movement in the U.S. market exceeds a specific threshold that has been established using the guidelines adopted by the fund's Board of Trustees. The fund uses a third party vendor to provide the fair valuation based on certain factors and methodologies including tracking valuation correlations between the U.S. market and each non-U.S. security.

• **Futures and forwards:** open contracts are valued at their settlement prices as of the close of their exchanges (for futures) or at a market value based on that day's exchange rates (for forwards). When a fund closes out a futures or forwards position, it calculates the difference between the value of the position at the beginning and at the end, and records a realized gain or loss accordingly.

• **Short-term securities (60 days or less to maturity):** valued at amortized cost.

• **Mutual funds:** valued at their respective net asset values as determined by those funds, in accordance with the 1940 Act for a given day.

Security transactions are recorded as of the date the order to buy or sell the security is executed.

Dividends and distributions from portfolio securities are recorded on the date they are effective (the ex-dividend date), although the funds record certain foreign security dividends on the day they learn of the ex-dividend date.

Income from interest and the accretion of discount is recorded as it accrues.

Realized gains and losses from security transactions are based on the identified costs of the securities involved.

Assets and liabilities denominated in foreign currencies are reported in U.S. dollars. For assets and liabilities held on a given date, the dollar value is based on market exchange rates in effect on that date. Transactions involving foreign currencies, including purchases, sales, income receipts and expense payments, are calculated using exchange rates in effect on the transaction date.

Expenses that are specific to a fund are charged directly to that fund. Expenses that are common to all funds within a trust generally are allocated among the funds in proportion to their average daily net assets.

For funds offering multiple share classes, all of the realized and unrealized gains or losses and net investment income, other than class specific expenses, are allocated daily to each class in proportion to its average daily net assets.

Each fund maintains its own account for purposes of holding assets and accounting, and is considered a separate entity for tax purposes. Within its account, each fund also keeps certain assets in segregated accounts, as may be required by securities law.

The accounting policies described above conform with accounting principles generally accepted in the United States of America. Notwithstanding this, shareholders should understand that in order to follow these principles, fund management has to make estimates and assumptions that affect the information reported in the financial statements. It's possible that once the results are known, they may turn out to be different from these estimates.

Report of independent registered public accounting firm

To the Board of Trustees and Shareholders of:

Schwab S&P 500 Index Fund
Schwab 1000 Index Fund®
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®

In our opinion, the accompanying statements of assets and liabilities, including the summary of portfolio holdings, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Schwab 1000 Index Fund (one of the portfolios constituting Schwab Investments), Schwab S&P 500 Index Fund, Schwab Small-Cap Index Fund, Schwab Total Stock Market Index Fund, and Schwab International Index Fund (four of the portfolios constituting Schwab Capital Trust, hereafter referred to as the "Funds") at October 31, 2005, the results of each of their operations for the year then ended, the changes in each of their net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Funds' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at October 31, 2005 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Francisco, California
December 16, 2005

Investment Advisory Agreement Approval

The Investment Company Act of 1940 (the "1940 Act") requires that initial approval of, as well as the continuation of, a fund's investment advisory agreement must be specifically approved (1) by the vote of the trustees or by a vote of the shareholders of the fund, and (2) by the vote of a majority of the trustees who are not parties to the investment advisory agreement or "interested persons" of any party (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such approval. In connection with such approvals, the fund's trustees must request and evaluate, and the investment adviser is required to furnish, such information as may be reasonably necessary to evaluate the terms of the advisory agreement. In addition, the Securities and Exchange Commission (the "SEC") takes the position that, as part of their fiduciary duties with respect to fund fees, fund boards are required to evaluate the material factors applicable to a decision to approve an investment advisory agreement.

Consistent with these responsibilities, the Board of Trustees (the "Board") calls and holds one or more meetings each year that are dedicated, in whole or in part, to considering whether to renew the investment advisory agreement between Schwab Investments and Schwab Capital Trust (the "Trusts") and CSIM (the "Agreements") with respect to existing funds in the Trusts, operating as of December 31 of the previous year, including the Schwab S&P 500 Index Fund, the Schwab 1000 Index Fund, the Schwab Small-Cap Index Fund, the Schwab Total Stock Market Index Fund and the Schwab International Index Fund, and to review certain other agreements pursuant to which CSIM provides investment advisory services to certain other registered investment companies. In preparation for the meeting(s), the Board requests and reviews a wide variety of materials provided by CSIM, including information about CSIM's affiliates, personnel and operations. The Board also receives extensive data provided by third parties. This information is in addition to the detailed information about the funds that the Board reviews during the course of each year, including information that relates to fund operations and fund performance. The trustees also receive memoranda from counsel regarding the responsibilities of trustees for the approval of investment advisory contracts. In addition, the Independent Trustees receive advice from their counsel, meet in executive session outside the presence of fund management and participate in question and answer sessions with representatives of CSIM.

At the May 24, 2005 meeting of the Board, the trustees, including a majority of the Independent Trustees, approved the renewal of the Agreements for an additional one year period. The Board's approval of the Agreements was based on consideration and evaluation of a variety of specific factors discussed at that meeting and at prior meetings, including:

1. the nature, extent and quality of the services provided to the funds under the Agreements, including the resources of CSIM and its affiliates dedicated to the funds;

2. each fund's investment performance and how it compared to that of certain other comparable mutual funds;

3. each fund's expenses and how those expenses compared to those of certain other comparable mutual funds;

4. the profitability of CSIM and its affiliates, including Charles Schwab & Co., Inc. ("Schwab"), with respect to each fund, including both direct and indirect benefits accruing to CSIM and its affiliates; and

5. the extent to which economies of scale would be realized as the funds grow and whether fee levels in the Agreements reflect those economies of scale for the benefit of fund investors.

Nature, Extent and Quality of Services. The Board considered the nature, extent and quality of the services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds. In this regard, the trustees evaluated, among other things, CSIM's personnel, experience, track record and compliance program. The trustees also considered the fact that Schwab's extensive branch network, Internet access, investment and research tools, telephone services, and array of account features benefit the funds. The trustees also considered Schwab's excellent reputation as a full service brokerage firm and its overall financial condition. Finally, the trustees considered that the vast majority of the funds' investors are also brokerage clients of Schwab, and that CSIM and its affiliates are uniquely positioned to provide services and support to the funds and such shareholders. Following such evaluation, the Board concluded, within the context of its full deliberations, that the nature, extent and quality of services provided by CSIM to the funds and the resources of CSIM and its affiliates dedicated to the funds supported renewal of the Agreements.

Fund Performance. The Board considered fund performance in determining whether to renew the Agreements. Specifically, the trustees considered each fund's performance relative to a peer group of other mutual funds and appropriate indices/benchmarks, in light of total return, yield and market trends. As part of this review, the trustees considered the composition of the peer group, selection criteria and the reputation of the third party who prepared the peer group analysis. In evaluating the performance of each fund, the trustees considered both market risk and shareholder risk expectations for such fund. Following such evaluation,

the Board concluded, within the context of its full deliberations, that the performance of the funds supported renewal of the Agreements.

Fund Expenses. With respect to the funds' expenses, the trustees considered the rate of compensation called for by the Agreements, and each fund's net operating expense ratio, in each case, in comparison to those of other comparable mutual funds, such peer groups and comparisons having been selected and calculated by an independent third party. The trustees considered the effects of CSIM's and Schwab's voluntary waiver of management and other fees to prevent total fund expenses from exceeding a specified cap. The trustees also considered fees charged by CSIM to other mutual funds and to other types of accounts, such as wrap accounts and offshore funds, but, with respect to such other types of accounts, accorded less weight to such comparisons due to the unique legal, regulatory, compliance and operating features of mutual funds as compared to these other types of accounts. Following such evaluation, the Board concluded, within the context of its full deliberations, that the expenses of the funds are reasonable and supported renewal of the Agreements.

Profitability. With regard to profitability, the trustees considered the compensation flowing to CSIM and its affiliates, directly or indirectly. In this connection, the trustees reviewed management's profitability analyses, together with certain commentary thereon from an independent accounting firm. The trustees also considered any other benefits derived by CSIM from its relationship with the funds, such as whether, by virtue of its management of the funds, CSIM obtains investment information or other research resources that aid it in providing advisory services to other clients. The trustees considered whether the varied levels of compensation and profitability under the Agreements and other service agreements were reasonable and justified in light of the quality of all services rendered to each fund by CSIM and its affiliates. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the profitability of CSIM is reasonable and supported renewal of the Agreements.

Economies of Scale. The trustees considered the existence of any economies of scale and whether those are passed along to a fund's shareholders through a graduated investment advisory fee schedule or other means, including any fee waivers by CSIM and its affiliates. In this regard, and consistent with their consideration of fund expenses, the trustees considered that CSIM and Schwab have previously committed resources to minimize the effects on shareholders of diseconomies of scale during periods when fund assets were relatively small through their contractual expense waivers. For example, such diseconomies of scale may particularly affect newer funds or funds with investment strategies that are from time to time out of favor, but shareholders may benefit from the continued availability of such funds at subsidized expense levels. The trustees also considered CSIM's agreement to contractual investment advisory fee schedules which include lower fees at higher graduated asset levels. Based on this evaluation, the Board concluded, within the context of its full deliberations, that the funds obtain reasonable benefit from economies of scale.

In the course of their deliberations, the trustees did not identify any particular information or factor that was all-important or controlling. Based on the trustees' deliberation and their evaluation of the information described above, the Board, including all of the Independent Trustees, unanimously approved the continuation of the Agreements and concluded that the compensation under the Agreements is fair and reasonable in light of such services and expenses and such other matters as the trustees have considered to be relevant in the exercise of their reasonable judgment.

Trustees and Officers

A fund's Board of Trustees is responsible for protecting the interests of that fund's shareholders. The tables below give information about the people who serve as trustees and officers for the Schwab Funds®, including the funds covered in this report. Trustees remain in office until they resign, retire or are removed by shareholder vote.[1]

Under the Investment Company Act of 1940, any officer, director, or employee of Schwab or CSIM is considered an "interested person," meaning that he or she is considered to have a business interest in Schwab or CSIM. These individuals are listed as "interested trustees." The "independent trustees" are individuals who, under the 1940 Act, are not considered to have a business interest in Schwab or CSIM.

Each of the 56 Schwab Funds belongs to one of these trusts: The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust or Schwab Annuity Portfolios. Currently all these trusts have the same trustees and officers. The address for all trustees and officers is 101 Montgomery Street, San Francisco, CA 94104. You can find more information about the trustees and officers in the Statement of Additional Information, which is available free by calling 1-800-435-4000.

Independent Trustees

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
Mariann Byerwalter 1960	2000 (all trusts).	Chairman, JDN Corp. Advisory LLC (real estate); Trustee, Stanford University, America First Cos., Omaha, NE (venture capital/fund management), Redwood Trust, Inc. (mortgage finance), Stanford Hospitals and Clinics, SRI International (research), PMI Group, Inc. (mortgage insurance), Lucile Packard Children's Hospital; Director, Pacific Life Insurance Company (insurance); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[2] *Until 2001:* Stanford University, Special Advisor to the President. *From 1996-2001:* Stanford University, Vice President of Business Affairs, Chief Financial Officer.
Donald F. Dorward 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chief Executive Officer, Dorward & Associates (corporate management, marketing and communications consulting). *Until 1999:* Executive Vice President, Managing Director, Grey Advertising San Francisco. *Until 1996:* President, Chief Executive Officer, Allen & Dorward Advertising.

[1] The Schwab Funds retirement policy requires that independent trustees elected after January 1, 2000 retire at age 72 or after twenty years of service as a trustee, whichever comes first. Independent trustees elected prior to January 1, 2000 will retire on the following schedule: Messrs. Holmes and Dorward will retire on December 31, 2007, and Messrs. Stephens and Wilsey will retire on December 31, 2010.

[2] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Independent Trustees continued

Name and Year of Birth	Trustee Since	Main Occupations and Other Directorships and Affiliations
William A. Hasler 1941	2000 (all trusts).	*Until February 2004*, Co-Chief Executive Officer, Aphton Corporation (bio-pharmaceuticals). *Prior to August 1998,* Dean of the Haas School of Business, University of California, Berkeley (higher education). Director, Aphton Corporation (bio-pharmaceuticals), Mission West Properties (commercial real estate), Stratex Networks (network equipment), TOUSA (home building), Genitope Corp. (bio-pharmaceuticals), Pacific Stock & Option Exchange; Non-Executive Chairman, Solectron Corporation (manufacturing); Trustee, Laudus Trust and Laudus Variable Insurance Trust.[3]
Robert G. Holmes 1931	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Director, Semloh Financial, Inc. (international financial services and investment advisory firm).
Gerald B. Smith 1950	2000 (all trusts).	*Since 1990,* Chairman and Chief Executive Officer and founder of Smith Graham & Co. (investment advisors). Director, Cooper Industries (electrical products, tools and hardware), Chairman, Texas Southern University Foundation; Executive Committee & Board Member, MD Anderson Cancer Center; Chairman of the audit committee of Northern Border Partners, M.L.P. (energy).
Donald R. Stephens 1938	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Managing Partner, D.R. Stephens & Co. (investments). *Until 1996:* Chairman, Chief Executive Officer, North American Trust (real estate investment trust).
Michael W. Wilsey 1943	Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer, Wilsey Bennett, Inc. (real estate investment and management, and other investments).

[3] This includes 10 series of the Laudus Trust and the sole series of the Laudus Variable Insurance Trust.

Interested Trustees

Name and Year of Birth	Trust Position(s); Trustee Since	Main Occupations and Other Directorships and Affiliations
Charles R. Schwab[4] 1937	Chairman, Trustee: Family of Funds, 1989; Investments, 1991; Capital Trust, 1993; Annuity Portfolios, 1994.	Chairman, Chief Executive Officer and Director, The Charles Schwab Corporation, Charles Schwab & Co., Inc.; Chairman and Director, Charles Schwab Investment Management, Inc., Charles Schwab Bank, National Association; Chairman and Chief Executive Officer, Schwab (SI) Holdings Inc. I, Schwab International Holdings, Inc.; Chief Executive Officer and Director, Schwab Holdings, Inc.; Director, U.S. Trust Company, National Association, U.S. Trust Corporation, United States Trust Company of New York. *Until 5/03,* Co-Chief Executive Officer, The Charles Schwab Corporation. Trustee, Charles and Helen Schwab Foundation; Chairman, All Kinds of Minds Institute (education), Stanford University; Chairman and Director, Charles Schwab Foundation; Chairman of the Finance Committee, San Francisco Museum of Modern Art.
Randall W. Merk[4] 1954	Trustee, 2005 (all trusts).	Executive Vice President and President, Asset Management Products & Services Enterprise, Charles Schwab & Co., Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 9/02 to 7/04,* Mr. Merk was President and Chief Executive Officer, Charles Schwab Investment Management, Inc. and Executive Vice President, Charles Schwab & Co., Inc. *Prior to 9/02,* Mr. Merk was President and Chief Investment Officer, American Century Investment Management, and Director, American Century Companies, Inc. (6/01 to 8/02); Chief Investment Officer, Fixed, American Century Companies, Inc. (1/97 to 6/01).

Officers of the Trust

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Evelyn Dilsaver 1955	President, Chief Executive Officer (all trusts).	Executive Vice President, President, Director, Charles Schwab Investment Management, Inc. Vice President, Laudus Trust and Laudus Variable Insurance Trust. *Until 7/04:* Senior Vice President for Development and Distribution, Asset Management Products & Services Enterprise. *Until 6/03:* Executive Vice President, Chief Financial Officer, Chief Administrative Officer, U.S. Trust.
Stephen B. Ward 1955	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Director, Charles Schwab Investment Management, Inc.; Chief Investment Officer, The Charles Schwab Trust Co.

[4] In addition to their positions with the investment adviser and the distributor, Messrs. Schwab and Merk also own stock of the Charles Schwab Corporation.

Officers of the Trust continued

Name and Year of Birth	Trust Office(s) Held	Main Occupations and Other Directorships and Affiliations
Kimon Daifotis 1959	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President and Chief Investment Officer, Fixed Income, Charles Schwab Investment Management, Inc. *Until 6/04:* Vice President, Charles Schwab Investment Management, Inc.
Jeffrey Mortimer 1963	Senior Vice President, Chief Investment Officer (all trusts).	Senior Vice President, Chief Investment Officer, Equities, Charles Schwab Investment Management, Inc.; Vice President, Chief Investment Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 5/04:* Vice President, Charles Schwab Investment Management, Inc.
Randall Fillmore 1960	Chief Compliance Officer (all trusts).	Senior Vice President, Institutional Compliance and Chief Compliance Officer, Charles Schwab Investment Management, Inc.; Chief Compliance Officer, Laudus Trust and Laudus Variable Insurance Trust. *Until 9/03:* Vice President, Charles Schwab & Co., Inc. and Charles Schwab Investment Management, Inc. *Until 2002:* Vice President, Internal Audit, Charles Schwab & Co., Inc.
Koji E. Felton 1961	Secretary (all trusts).	Senior Vice President, Chief Counsel and Corporate Secretary, Charles Schwab Investment Management, Inc.; Senior Vice President and Deputy General Counsel, Charles Schwab & Co., Inc. *Prior to 6/98,* Branch Chief in Enforcement at U.S. Securities and Exchange Commission in San Francisco.
George Pereira 1964	Treasurer, Principal Financial Officer (all trusts)	Senior Vice President and Chief Financial Officer, Charles Schwab Investment Management, Inc.; Director, Charles Schwab Asset Management (Ireland) Limited. *From 12/99 to 11/04,* Senior Vice President, Financial Reporting, Charles Schwab & Co., Inc.

Glossary

asset allocation The practice of dividing a portfolio among different asset classes, with each asset class assigned a particular percentage.

asset class A group of securities with similar structure and basic characteristics. Stocks, bonds and cash are the three main examples of asset classes.

beta A historical measure of an investment's volatility relative to a market index (usually the S&P 500®). The index is defined as having a beta of 1.00. Investments with a beta higher than 1.00 have been more volatile than the index; those with a beta of less than 1.00 have been less volatile.

bond A security representing a loan from the investor to the issuer. A bond typically pays interest at a fixed rate (the "coupon rate") until a specified date (the "maturity date"), at which time the issuer returns the money borrowed ("principal" or "face value") to the bondholder. Because of their structure, bonds are sometimes called "fixed income securities" or "debt securities."

An individual bond is subject to the credit risk of the issuer. Changes in interest rates can affect a bond's market value prior to call or maturity. There is no guarantee that a bond's yield to call or maturity will provide a positive return over the rate of inflation.

bond fund A bond fund is subject to the same credit, interest rate, and inflation risks as bonds. In addition, a bond fund incurs ongoing fees and expenses. A bond fund's net asset value will fluctuate with the price of the underlying bonds and the portfolio turnover activity; return of principal is not guaranteed.

cap, capitalization See "market cap."

capital gain, capital loss The difference between the amount paid for an investment and its value at a later time. If the investment has been sold, the capital gain or loss is considered a realized gain or loss. If the investment is still held, the gain or loss is still "on paper" and is considered unrealized.

earnings growth rate For a mutual fund, the average yearly rate at which the earnings of the companies in the fund's portfolio have grown, measured over the past five years.

earnings per share (EPS) A company's earnings, or net income, for the past 12 months, divided by the number of shares outstanding.

expense ratio The amount that is taken from a mutual fund's assets each year to cover the fund's operating expenses. An expense ratio of 0.50% means that a fund's expenses amount to half of one percent of its average net assets a year.

market cap, market capitalization The value of a company as determined by the total value of all shares of its stock outstanding.

median market cap The midpoint of the range of market caps of the stocks held by a fund. There are different ways of calculating median market cap. With a simple median, half of the stocks in the fund's portfolio would be larger than the median, and half would be smaller. With a weighted median (the type that is calculated for these funds), half of the fund's assets are invested in stocks that are larger than the median market cap, and half in stocks that are smaller.

net asset value (NAV) The value of one share of a mutual fund. NAV is calculated by taking the fund's total assets, subtracting liabilities, and dividing by the number of shares outstanding.

outstanding shares, shares outstanding When speaking of a company or mutual fund, indicates all shares currently held by investors.

price-to-book ratio (P/B) The market price of a company's stock compared with its "book value." A mutual fund's P/B is the weighted average of the P/B of all stocks in the fund's portfolio.

price-to-earnings ratio (P/E) The market price of a company's stock compared with earnings over the past year. A mutual fund's P/E is the weighted average of the P/E of all stocks in the fund's portfolio.

return on equity (ROE) The average yearly rate of return for each dollar of investors' money, measured over the past five years.

stock A share of ownership, or equity, in the issuing company.

total return The percentage that an investor would have earned or lost on an investment in the fund assuming dividends and distributions were reinvested.

weighted average For mutual funds, an average that gives the same weight to each security as the security represents in the fund's portfolio.

yield The income paid out by an investment, expressed as a percentage of the investment's market value.

Notes

Notes

Notes

Schwab Funds® offers you a complete family of mutual funds, each one based on a clearly defined investment approach and using disciplined management strategies. The list at right shows all currently available Schwab Funds.

Whether you're an experienced investor or just starting out, Schwab Funds can help you achieve your financial goals. An investor should consider a fund's investment objectives, risks, and charges and expenses carefully before investing or sending money. This and other important information can be found in the fund's prospectus. Please call 1-800-435-4000 for a prospectus and brochure for any Schwab Fund. Please read the prospectus carefully before you invest. This report must be preceded or accompanied by a current prospectus.

Methods for Placing Orders

The following information outlines how Schwab investors can place orders. If you are investing through a third-party investment provider, methods for placing orders may be different.

Internet[1]
www.schwab.com

Schwab by Phone™[2]
Use our automated voice service or speak to a representative. Call **1-800-435-4000,** day or night (for TDD service, call **1-800-345-2550**).

TeleBroker®
Use our automated touch-tone phone service at **1-800-272-4922.**

Mail
Write to Schwab Funds at:
P.O. Box 3812
Englewood, CO
80155-3812

When selling or exchanging shares, be sure to include the signatures of at least one of the persons whose name is on the account.

Proxy Voting Policies, Procedures and Results

A description of the proxy voting policies and procedures used to determine how to vote proxies on behalf of the funds is available without charge, upon request, by visiting Schwab's website at www.schwab.com/schwabfunds, the SEC's website at http://www.sec.gov, or by contacting Schwab Funds at 1-800-435-4000.

Information regarding how a fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30 is available, without charge, by visiting Schwab's website at www.schwab.com/schwabfunds or the SEC's website at http://www.sec.gov.

[1] Shares of Sweep Investments™ may not be purchased directly over the Internet.

[2] Orders placed in person or through a telephone representative may be subject to a service fee payable to Schwab.

The Schwab Funds Family®

Stock Funds
Schwab Institutional Select® S&P 500 Fund
Schwab S&P 500 Index Fund
Schwab 1000 Index® Fund
Schwab Small-Cap Index Fund®
Schwab Total Stock Market Index Fund®
Schwab International Index Fund®
Schwab Premier Equity Fund™
Schwab Core Equity Fund™
Schwab Dividend Equity Fund™
Schwab Large-Cap Growth Fund™
Schwab Small-Cap Equity Fund™
Schwab Hedged Equity Fund™
Schwab Financial Services Fund™
Schwab Health Care Fund™
Schwab Technology Fund™

Asset Allocation Funds
Schwab MarketTrack All Equity Portfolio™
Schwab MarketTrack Growth Portfolio™
Schwab MarketTrack Balanced Portfolio™
Schwab MarketTrack Conservative Portfolio™
Schwab Target 2010 Fund
Schwab Target 2020 Fund
Schwab Target 2030 Fund
Schwab Target 2040 Fund
Schwab Retirement Income Fund

Bond Funds
Schwab YieldPlus Fund®
Schwab Short-Term Bond Market Fund™
Schwab Total Bond Market Fund™
Schwab GNMA Fund™
Schwab Tax-Free YieldPlus Fund™
Schwab Short/Intermediate Tax-Free Bond Fund™
Schwab Long-Term Tax-Free Bond Fund™
Schwab California Tax-Free YieldPlus Fund™
Schwab California Short/Intermediate Tax-Free Bond Fund™
Schwab California Long-Term Tax-Free Bond Fund™

Schwab Money Funds
Schwab offers an array of money market funds that seek high current income consistent with safety and liquidity.[3] Choose from taxable or tax-advantaged alternatives. Many can be linked to your eligible Schwab account to "sweep" cash balances automatically, subject to availability, when you're between investments. Or, for your larger cash reserves, choose one of our Value Advantage Investments®.

[3] Investments in money market funds are neither insured nor guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency and, although they seek to preserve the value of your investment at $1 per share, it is possible to lose money.

charles SCHWAB

Investment Adviser
Charles Schwab Investment Management, Inc.
101 Montgomery Street, San Francisco, CA 94104

Distributor
Charles Schwab & Co., Inc. (Schwab)

Funds
Schwab Funds®
P.O. Box 3812, Englewood, CO 80155–3812

This report is not authorized for distribution to prospective investors unless preceded or accompanied by a current prospectus.

Printed on recycled paper.
MFR13810-08